Exhibit 99.1



知乎
Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

Stock Code : 2390

2025
INTERIM REPORT



CONTENT



CORPORATE INFORMATION

EXECUTIVE DIRECTOR

Mr. Yuan Zhou (周源)
  (Chairman and Chief Executive Officer)

NON-EXECUTIVE DIRECTORS

Mr. Dahai Li (李大海)
Mr. Zhaohui Li (李朝暉)
Mr. Bing Yu (于冰)

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Hanhui Sam Sun (孫含暉)
  (resigned with effect from May 27, 2025)
Ms. Hope Ni (倪虹)
Mr. Derek Chen
Dr. Li-Lan Cheng (程立瀾)
  (appointed with effect from May 27, 2025)

AUDIT COMMITTEE

Mr. Hanhui Sam Sun (孫含暉) *(Chairman)*
  (resigned with effect from May 27, 2025)
Dr. Li-Lan Cheng (程立瀾) *(Chairman)*
  (appointed with effect from May 27, 2025)
Ms. Hope Ni (倪虹)
Mr. Derek Chen

COMPENSATION COMMITTEE

Mr. Yuan Zhou (周源)
Mr. Hanhui Sam Sun (孫含暉) *(Chairman)*
  (resigned with effect from May 27, 2025)
Ms. Hope Ni (倪虹) *(Chairwoman)*
  (appointed as the Chairwoman with effect from May 27, 2025)
Dr. Li-Lan Cheng (程立瀾)
  (appointed with effect from May 27, 2025)

NOMINATION COMMITTEE

Mr. Yuan Zhou (周源)
Mr. Hanhui Sam Sun (孫含暉)
  (resigned with effect from May 27, 2025)
Ms. Hope Ni (倪虹) *(Chairwoman)*
Mr. Derek Chen
Dr. Li-Lan Cheng (程立瀾)
  (appointed with effect from May 27, 2025)

CORPORATE GOVERNANCE COMMITTEE

Mr. Hanhui Sam Sun (孫含暉)
  (resigned with effect from May 27, 2025)
Ms. Hope Ni (倪虹)
Mr. Derek Chen *(Chairman)*
Dr. Li-Lan Cheng (程立瀾)
  (appointed with effect from May 27, 2025)

COMPANY SECRETARY

Ms. Yee Wa Lau (劉綺華)

AUTHORISED REPRESENTATIVES

Mr. Yuan Zhou (周源)
Ms. Yee Wa Lau (劉綺華)

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS IN CHINA

No. 18 Xueqing Road
Haidian District, Beijing
The People's Republic of China

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

Room 1912, 19/F
Lee Garden One
33 Hysan Avenue
Causeway Bay
Hong Kong

REGISTERED OFFICE

PO Box 309
Ugland House
Grand Cayman KY1-1104
Cayman Islands

AUDITOR

PricewaterhouseCoopers
Certified Public Accountants
Registered Public Interest Entity Auditor
22/F, Prince's Building
Central
Hong Kong

CORPORATE INFORMATION

LEGAL ADVISORS

As to Hong Kong law
King & Wood Mallesons
13/F, Gloucester Tower
The Landmark
15 Queen's Road Central
Hong Kong

As to U.S. law
Skadden, Arps, Slate, Meagher & Flom and affiliates
42/F, Edinburgh Tower
The Landmark
15 Queen's Road Central
Hong Kong

As to Cayman Islands law
Maples and Calder (Hong Kong) LLP
26th Floor, Central Plaza
18 Harbour Road
Wan Chai
Hong Kong

COMPLIANCE ADVISOR

Guotai Junan Capital Limited
27/F, Low Block
Grand Millennium Plaza
181 Queen's Road Central
Hong Kong

HONG KONG SHARE REGISTRAR

Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East, Wan Chai
Hong Kong

PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Maples Fund Services (Cayman) Limited
PO Box 1093, Boundary Hall
Cricket Square
Grand Cayman, KY1-1102
Cayman Islands

PRINCIPAL BANK

Ping An Bank, Beijing Dongzhimen branch
A-C, 6/F, Dongfang Yinzuo Office Building
48 Dongzhimenwai Street
Dongcheng District, Beijing
The People's Republic of China

STOCK CODE

HKEX: 2390
NYSE: ZH

COMPANY WEBSITE

ir.zhihu.com

KEY HIGHLIGHTS

	For the Six Months Ended June 30,		
	2025	2024	Change (%)
	(Unaudited)	(Unaudited)	
	(RMB in thousands, except percentages)		
Total revenues	**1,446,559**	1,894,673	(23.7)%
Gross profit	**899,287**	1,100,023	(18.2)%
Loss from operations	**(143,609)**	(408,619)	(64.9)%
Net income/(loss)	**62,372**	(246,391)	N/A
Non-GAAP financial measures:			
Adjusted loss from operations	**(106,501)**	(340,686)	(68.7)%
Adjusted net income/(loss)	**98,280**	(180,283)	N/A

	For the Six Months Ended June 30,		
	2025	2024	Change (%)
	(in millions)		
Average monthly subscribing members[1]	**13.7**	14.7	(6.7)%

Note:

(1)   Monthly subscribing members refers to the number of members who subscribed for our membership packages in a specified month. Average monthly subscribing members for a period is calculated by dividing the sum of monthly subscribing members for each month during the specified period by the number of months in such period.

KEY HIGHLIGHTS

NON-GAAP FINANCIAL MEASURES

In evaluating the business, the Company considers and uses non-GAAP financial measures, such as adjusted loss from operations and adjusted net income/(loss), to supplement the review and assessment of its operating performance. The Company defines non-GAAP financial measures by excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisitions and the tax effects of the non-GAAP adjustments, which are non-cash expenses. The Company believes that the non-GAAP financial measures facilitate comparisons of operating performance from period to period and company to company by adjusting for potential impacts of items, which the Company's management considers to be indicative of its operating performance. The Company believes that the non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company's consolidated results of operations in the same manner as they help the Company's management.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The presentation of the non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. The use of the non-GAAP financial measures has limitations as an analytical tool, and investors should not consider them in isolation from, or as a substitute for analysis of, our results of operations or financial condition as reported under U.S. GAAP.

The following tables set forth the unaudited reconciliation of GAAP and non-GAAP financial measures for the periods indicated.

	For the Six Months Ended June 30,	
	2025	2024
	(Unaudited)	(Unaudited)
	(RMB in thousands)	
Loss from operations	**(143,609)**	(408,619)
Add:		
Share-based compensation expenses	**30,128**	58,453
Amortization of intangible assets resulting from business acquisitions	**6,980**	9,480
Adjusted loss from operations	**(106,501)**	(340,686)
Net income/(loss)	**62,372**	(246,391)
Add:		
Share-based compensation expenses	**30,128**	58,453
Amortization of intangible assets resulting from business acquisitions	**6,980**	9,480
Tax effects on non-GAAP adjustments	**(1,200)**	(1,825)
Adjusted net income/(loss)	**98,280**	(180,283)

BUSINESS REVIEW AND OUTLOOK

BUSINESS REVIEW FOR THE REPORTING PERIOD

In the first half of 2025, we achieved profitability on both a GAAP and non-GAAP basis, with positive adjusted net income (non-GAAP) in each of the first two quarters. Building on this momentum, we continued to deepen our strategic adjustments with a clear focus on enhancing the trustworthiness of the Zhihu community. These efforts – including resource reallocation, organizational optimization, and a series of user experience initiatives – are aimed at reinforcing our long-term competitive advantage. We remain committed to the synergistic evolution of high-quality content, a trusted creator network, and AI capabilities as the foundation of Zhihu's distinctive value in the AI era.

Benefiting from the continued execution of our increasingly refined operational strategy and the effective application of AI capabilities, we further unlocked operating leverage and delivered stronger financial results. We achieved adjusted net income (non-GAAP) of RMB98.3 million in the first half of 2025, compared with an adjusted net loss (non-GAAP) of RMB180.3 million in the same period of 2024. Our gross profit margin expanded to 62.2% in the first half of 2025.

Our ongoing efforts to enhance the trustworthiness of the Zhihu community have driven meaningful improvements in core user engagement, retention, and time spent. Building on this foundation, we have accelerated investment in AI applications aimed at empowering our diverse and professional creator base while expanding our capabilities beyond the Zhihu platform. In particular, our AI-native search product, Zhihu Zhida (知乎直答), has introduced a series of new features to further enhance user experience within the community. We believe that AI will not only be a catalyst for Zhihu's long-term growth, but through its deep integration with our content and creator ecosystem, we are well-positioned to amplify our differentiated value proposition – high-quality content, a trusted creator network, and AI capabilities – across a broader range of use cases and audiences.

Our Progress in AI

AI represents a historic opportunity for Zhihu. As the AI landscape evolves, it is increasingly evident that authentic, professional, and in-depth content created by real individuals is critical to mitigating AI hallucinations. This is the differentiated asset that Zhihu has been cultivating for 14 years, which positions us to capture significant long-term value.

Our community has already been established as a center for AI-related topics long before the engaging discussions sparked by the release of DeepSeek's open-source R1 model, and it has continued to gain momentum since then. Regarding AI, our community not only discusses macro-level topics like LLMs and intelligent agents, but also dives into foundational technologies such as embodied AI, autonomous driving, and model compression.

High quality and professional content from the Zhihu community is increasingly being cited by a growing number of leading large AI models and AI search engines outside our community. We are pleased to see Zhihu serve as a key source for credible information and research, especially in practical use cases such as scientific education, consumer decision-making, and career development. According to a Qbit Research Institute study (量子位智庫), 65.5% of AI assistants reference content from community platforms in professional domains, with Zhihu ranking highest among them.

BUSINESS REVIEW AND OUTLOOK

The integration of AI within our community remains our priority this year. In the first half of 2025, Zhihu Zhida saw a notable increase in active usage penetration, underscoring rising user engagement. Recently, Zhihu Zhida also introduced a public knowledge base, delivering a seamless AI interaction experience for creators and users across reading, Q&A, and search, while further reducing AI hallucinations in professional domains. We believe AI will catalyze our rapid growth and, through its deep integration with our community, enable us to amplify our differentiated value proposition – high-quality content, a trusted creator network, and AI capabilities – across a broader range of use cases and audiences.

We have been accelerating the application of AI to further enhance our operating efficiency across every aspect of our business. For example, AI has enabled us to achieve more efficient community content identification and content moderation, growth and enhanced profitability in paid membership promotions, and improved sales and service efficiency in our vocational training business.

Going forward, we will continue to invest in AI technology at the application layer. As we remain dedicated to deepening the community trustworthiness, our advancements in AI will enable us to enhance operating efficiency across our existing business and unlock emerging potential beyond the Zhihu community.

Zhihu Content

Zhihu has long been the go-to platform for in-depth and vibrant discussions across a wide range of professional fields. We have been observing a robust flow of high-quality content that both deepens user trust and drives more expert interactions. Building on our existing TopicRank algorithm, we have established a Trustworthy Content Model. This model combines AI capabilities with community interactions to dynamically identify and classify content by quality, ensuring that more professional and credible content consistently rises to the top in the community.

During the first half of 2025, we inspired and activated creator engagement across vertical domains through diverse community initiatives, ensuring a continuous stream of authentic, in-depth, high-quality content. In the Zhihu community, the deepest and most credible expert conversations continue to emerge, driving trust and fostering interaction among creators. Leveraging a technology-driven approach, we optimized our content operations and continually evaluated content effectiveness. While we continued to strengthen our standards for trustworthy content – supported by AI-powered content recognition and distribution algorithms – the cumulative pieces of content on our platform reached 911.4 million as of June 30, 2025, up 9.7% year over year.

Leveraging the support of the Zhihu community and our unique positioning, our premium short stories continue to captivate and resonate with our users. Our premium content library, including short stories, continued to expand in the first half of 2025, attracting new subscribers while encouraging increased consumption among existing subscribers. We continued to unlock the monetization potential of our vast array of premium short story IPs, spearheading our expansion into the short drama market and consistently setting new industry benchmarks for growth. Short dramas adapted from stories in Zhihu's content library, such as "Love with Ghost King over Three Lifetimes"（三嫁冥君）and "A Dream like the True Love"（一夢如初）, achieved record-high popularity on their premiere dates on Tencent's micro-drama platform. Building on the strong momentum of our short-form premium content, we have broadened our offerings to include mid-to-long-form content. Going forward, we will continue to integrate these formats to better fulfill the needs of a more diverse audience, reinforcing Yanyan Story's leadership in the paid reading space.

BUSINESS REVIEW AND OUTLOOK

Zhihu Users

Following our streamlined community-related user acquisition spending, our monthly active user base remained stable in the first half of 2025. Meanwhile, engagement among our monthly active users increased, core user retention sustained its growth momentum, and daily active user time spent also increased significantly. Our average monthly subscribing members was 13.7 million for the first half of 2025, representing a 6.7% decrease from 14.7 million for the same period of 2024.

We have a young and diverse user base. As of June 30, 2025, 74.1% of our active users were under 30, and female users accounted for 59.3% of our total number of active users in June 2025. In our decade-long journey as a leading online content community, we are pleased to have served professional users with expertise in specific fields. Many of them joined Zhihu during their education journeys and have become both long-term users and high-quality content creators. Our commitment to serving their demands for content, inspiring their content creation, and catering to their content consumption needs remains strong.

Content Creators

Our community culture has inspired users to contribute and become content creators. We strive to discover, develop, and empower them to generate content and encourage content diversity, enabling content creators to realize their potential.

Within this creator ecosystem, we place particular emphasis on professional, high-level creators. Professional creators form the backbone of our platform, driving the production of trusted, in-depth content that differentiates Zhihu and strengthens the value of our community. In the first half of 2025, the number of verified honored creators increased by 26.9% year-over-year.

Notably, activity by AI-focused high-tier content creators – including leading scholars, entrepreneurs, and developers – continued to grow. Ji Yu (季宇), founder of Xingyun Integrated Circuit, and Yang Shuo (楊碩), a top robotics contributor and former Tesla engineer, both chose Zhihu as the first platform to discuss their startup journeys. Xu Huazhe (許華哲), founder of Galaxea AI, and Professor Zhou Boyu (周博宇) of Southern University of Science and Technology, regularly post their technical insights on Zhihu, generating widespread discussions across the broader internet. Zhihu's community continues to thrive with high-quality engagement. As of the end of this June, over 16 million continuous learners and 3.65 million proficient creators on Zhihu engaged in science and AI-related discussions. Among those who are AI developers, over 56% hold a master's or doctoral degree. Nearly 40% are aged between 18 and 24, and 14% are senior technology professionals, including company executives, Chief Technology Officers, and tech leads.

We continue to equip our content creators with a variety of user-friendly creation tools, offering professional and supportive environments to help them reap financial rewards. Recently, we rolled out upgrades to our "Ideas" and "Column" products to enhance the experience of professional creators, resulting in significant growth in views and engagement for "Ideas" and a meaningful increase in daily visits for "Column," with more professional creators launching their own columns.

BUSINESS REVIEW AND OUTLOOK

Monetization

Our total revenues were RMB1,446.6 million for the six months ended June 30, 2025, representing a decrease of 23.7% from RMB1,894.7 million for the same period of 2024. Our content-centric monetization channels currently include marketing services, paid membership, vocational training, and other services.

In the first half of 2025, our paid membership services remained our largest source of revenue, with a 7.1% year-over-year decrease to RMB819.8 million from RMB882.4 million in the same period of 2024. Our incentive programs for premium content creators worked effectively, continually strengthening the appeal and the leading position of our premium content. Furthermore, we have launched various initiatives to offer our subscribing members more in-depth consumption scenarios, such as audio books and radio plays, to increase subscribers' lifetime commercial value. For our marketing services, our purpose-driven structural adjustments are starting to yield tangible results. Our trust-centric marketing service model continues to gain traction, while key clients increasingly recognize the premium value of our high-quality user base and brand equity. Our vocational training services generated RMB156.6 million revenue in the first half of 2025, compared to RMB279.1 million in the same period of 2024. We are shifting away from a traditional subject-based expansion model, which focuses on core categories, toward one that is more socially interactive and driven by knowledge sharing. Our transformation focuses on empowering professional creators with new monetization opportunities while enhancing our business quality and long-term growth through the integration of paid knowledge content and social interaction. For a detailed discussion of our results, see "Management Discussion and Analysis."

Important Events After the Reporting Period

Save as disclosed herein, there was no significant event that might affect the Company after the Reporting Period and up to the Latest Practicable Date.

BUSINESS OUTLOOK

In the first half of 2025, we delivered strong financial results and made clear progress toward sustainable profitability, demonstrating the effectiveness of our strategic focus and disciplined execution. For the remainder of the year, we will continue to deepen user engagement, strengthen high-quality content creation, and enhance our commercial ecosystem while maintaining a strong focus on core user experience and community trustworthiness.

We will further optimize the balance between our community and commercial ecosystems, empowering professional creators with better monetization tools, upgrading our products to better serve high-value users, and improving operating efficiency through disciplined spending. In parallel, we will prioritize two more key areas: accelerating the integration of AI across our platform to enable more intelligent and reliable user experiences, and extending our trusted content and services to broader use cases beyond our community.

With our high-value brand, distinctive user positioning, and strong strategic execution, we are confident in reinforcing Zhihu's competitive moat in the AI era, unlocking sustainable growth, and delivering long-term returns for our shareholders.

MANAGEMENT DISCUSSION AND ANALYSIS

	For the Six Months Ended June 30,	
	2025	2024
	(Unaudited)	(Unaudited)
	(RMB in thousands)	
Revenues:		
Marketing services	**419,737**	674,521
Paid membership	**819,848**	882,376
Vocational training	**156,631**	279,069
Others	**50,343**	58,707
Total revenues	**1,446,559**	1,894,673
Cost of revenues	**(547,272)**	(794,650)
Gross profit	**899,287**	1,100,023
Selling and marketing expenses	**(646,887)**	(894,939)
Research and development expenses	**(287,549)**	(406,679)
General and administrative expenses	**(108,460)**	(207,024)
Total operating expenses	**(1,042,896)**	(1,508,642)
Loss from operations	**(143,609)**	(408,619)
Other income/(expenses):		
Investment income	**160,185**	38,713
Interest income	**40,857**	57,517
Fair value change of financial instruments	**–**	40,820
Exchange (losses)/gains	**(134)**	409
Others, net	**33,519**	18,990
Income/(Loss) before income tax	**90,818**	(252,170)
Income tax (expenses)/benefits	**(28,446)**	5,779
Net income/(loss)	**62,372**	(246,391)
Net loss/(income) attributable to noncontrolling interests	**16**	(1,194)
Net income/(loss) attributable to Zhihu Inc.'s shareholders	**62,388**	(247,585)

MANAGEMENT DISCUSSION AND ANALYSIS

	For the Six Months Ended June 30,	
	2025	2024
	(Unaudited)	(Unaudited)
	(RMB in thousands)	
Net income/(loss)	**62,372**	(246,391)
Other comprehensive (loss)/income:		
Foreign currency translation adjustments	**(8,457)**	14,046
Total other comprehensive (loss)/income	**(8,457)**	14,046
Total comprehensive income/(loss)	**53,915**	(232,345)
Comprehensive loss/(income) attributable to noncontrolling interests	**4**	(1,194)
Comprehensive income/(loss) attributable to Zhihu Inc.'s shareholders	**53,919**	(233,539)

REVENUES

Our total revenues were RMB1,446.6 million for the six months ended June 30, 2025, compared with RMB1,894.7 million for the same period of 2024. The following table sets forth a breakdown of our revenues by business line in absolute amounts and as percentages of our total revenues for the six months ended June 30, 2025 and 2024, respectively.

	For the Six Months Ended June 30,			
	2025		2024	
	RMB	**%**	RMB	%
	(Unaudited)		(Unaudited)	
	(in thousands, except percentages)			
Revenues				
Marketing services	**419,737**	**29.0**	674,521	35.6
Paid membership	**819,848**	**56.7**	882,376	46.6
Vocational training	**156,631**	**10.8**	279,069	14.7
Others	**50,343**	**3.5**	58,707	3.1
Total	**1,446,559**	**100.0**	1,894,673	100.0

MANAGEMENT DISCUSSION AND ANALYSIS

Marketing services revenue was RMB419.7 million for the six months ended June 30, 2025, compared with RMB674.5 million for the same period of 2024. The decrease was primarily due to our proactive and ongoing refinement of service offerings to strategically focus on margin improvement.

Paid membership revenue was RMB819.8 million for the six months ended June 30, 2025, compared with RMB882.4 million for the same period of 2024. The slight decrease was primarily due to a decline in the number of our average monthly subscribing members.

Vocational training revenue was RMB156.6 million for the six months ended June 30, 2025, compared with RMB279.1 million for the same period of 2024. The decrease was primarily due to the strategic refinement of our self-operated course offerings and acquired businesses.

Other revenues were RMB50.3 million for the six months ended June 30, 2025, compared with RMB58.7 million for the same period of 2024.

COST OF REVENUES

Cost of revenues decreased by 31.1% to RMB547.3 million for the six months ended June 30, 2025 from RMB794.7 million for the same period of 2024. The decrease was primarily due to reduced content and operating costs associated with a decline in our revenues, a decrease in personnel-related expenses and a decrease in cloud services and bandwidth costs resulting from our improved technological efficiency.

The following table sets forth a breakdown of our cost of revenues in absolute amounts and as percentages of our total revenues for the six months ended June 30, 2025 and 2024, respectively.

	For the Six Months Ended June 30,			
	2025		2024	
	RMB	**%**	RMB	%
	(Unaudited)		(Unaudited)	
	(in thousands, except percentages)			
Cost of revenues				
Content and operational costs	**280,040**	**19.4**	396,159	20.9
Cloud service and bandwidth costs	**80,323**	**5.6**	129,163	6.8
Staff costs	**72,406**	**5.0**	119,657	6.3
Payment processing costs	**70,531**	**4.9**	87,199	4.6
Others	**43,972**	**2.9**	62,472	3.3
Total	**547,272**	**37.8**	794,650	41.9

MANAGEMENT DISCUSSION AND ANALYSIS

GROSS PROFIT AND MARGIN

Gross profit amounted to RMB899.3 million for the six months ended June 30, 2025, compared with RMB1,100.0 million for the same period of 2024. Gross margin expanded to 62.2% for the six months ended June 30, 2025 from 58.1% for the same period of 2024, primarily attributable to our monetization enhancements and improvements in our operating efficiency.

OPERATING EXPENSES

Total operating expenses were RMB1,042.9 million for the six months ended June 30, 2025, representing a 30.9% decrease from RMB1,508.6 million for the same period of 2024.

Selling and marketing expenses decreased by 27.7% to RMB646.9 million for the six months ended June 30, 2025 from RMB894.9 million for the same period of 2024. The decrease was primarily due to more disciplined promotional spending and a decrease in personnel-related expenses.

Research and development expenses decreased by 29.3% to RMB287.5 million for the six months ended June 30, 2025 from RMB406.7 million for the same period of 2024. The decrease was primarily attributable to improvements in our research and development efficiency.

General and administrative expenses decreased by 47.6% to RMB108.5 million for the six months ended June 30, 2025 from RMB207.0 million for the same period of 2024. The decrease was primarily attributable to a decline in the allowance for expected credit losses on trade receivables.

LOSS FROM OPERATIONS

Loss from operations decreased by 64.9% to RMB143.6 million for the six months ended June 30, 2025 from RMB408.6 million for the same period of 2024.

ADJUSTED LOSS FROM OPERATIONS (NON-GAAP)

Adjusted loss from operations (non-GAAP) decreased by 68.7% to RMB106.5 million for the six months ended June 30, 2025 from RMB340.7 million for the same period of 2024.

MANAGEMENT DISCUSSION AND ANALYSIS

INVESTMENT INCOME

Investment income was RMB160.2 million for the six months ended June 30, 2025, compared with RMB38.7 million for the same period of 2024. The increase was primarily attributable to unrealized gains as a result of re-measuring the fair value of our investment in a privately held company associated with an observable price change in the second quarter of 2025.

NET INCOME/(LOSS)

Net income of RMB62.4 million was recorded for the six months ended June 30, 2025, compared with a net loss of RMB246.4 million for the same period of 2024.

ADJUSTED NET INCOME/(LOSS) (NON-GAAP)

Adjusted net income (non-GAAP) of RMB98.3 million was recorded for the six months ended June 30, 2025, compared with an adjusted net loss of RMB180.3 million for the same period of 2024.

LIQUIDITY AND CAPITAL RESOURCES

During the six months ended June 30, 2025, we have financed our operations primarily through our existing cash and capital resources. We had cash and cash equivalents, current and non-current term deposits, restricted cash and short-term investments of RMB4,820.8 million and RMB4,859.0 million as of June 30, 2025 and December 31, 2024, respectively. The net cash used in operating activities was narrowed to RMB163.7 million during the Reporting Period.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Six Months Ended June 30,	
	2025	2024
	(Unaudited)	(Unaudited)
	(RMB in thousands)	
Net cash used in operating activities	**(163,733)**	(391,988)
Net cash (used in)/provided by investing activities	**(722,204)**	1,540,585
Net cash provided by/(used in) financing activities	**88,922**	(46,153)
Effects of exchange rate changes on cash, cash equivalents and restricted cash	**(3,608)**	2,016
Net (decrease)/increase in cash, cash equivalents and restricted cash	**(800,623)**	1,104,460
Cash, cash equivalents and restricted cash at the beginning of the period	**4,000,060**	2,106,639
Cash, cash equivalents and restricted cash at the end of the period	**3,199,437**	3,211,099

MANAGEMENT DISCUSSION AND ANALYSIS

SIGNIFICANT INVESTMENTS

We did not make or hold any significant investments during the six months ended June 30, 2025.

MATERIAL ACQUISITIONS AND DISPOSALS

We did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities, associated companies or joint ventures during the six months ended June 30, 2025.

PLEDGE OF ASSETS

As of June 30, 2025, no group assets of ours were pledged.

PLANS FOR MATERIAL INVESTMENTS OR CAPITAL ASSETS

We did not have detailed future plans for material investments or capital assets as of June 30, 2025.

GEARING RATIO

As of June 30, 2025, our gearing ratio, calculated as total interest-bearing borrowings divided by total equity, was 3.8%, compared to zero as of December 31, 2024.

FOREIGN EXCHANGE RISK

Our expenditures are mainly denominated in Renminbi and, therefore, we are exposed to risks related to movements between Renminbi and U.S. dollars. We enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risk when we deem appropriate. In addition, the value of your investment in our shares and American depositary shares (the "**ADSs**") will be affected by the exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs are traded in U.S. dollars.

To the extent that we need to convert U.S. dollars or other currencies into Renminbi for our operations, appreciation of Renminbi against U.S. dollars would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars or other currency for the purpose of making payments to suppliers or for dividends on our Class A ordinary shares (the "**Class A Ordinary Shares**") or ADSs or for other business purposes, appreciation of U.S. dollars against Renminbi would have a negative effect on the U.S. dollar amounts available to us. As of the Latest Practicable Date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

MANAGEMENT DISCUSSION AND ANALYSIS

INTEREST RATE RISK

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and wealth management products. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

From time to time, we may invest the net proceeds that we receive from our overseas offerings in interest-earning instruments. Investments in both fixed-rate and floating rate interest-earning instruments carry a degree of interest rate risk. Fixed-rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating-rate securities may produce less income than expected if interest rates fall.

CONTINGENT LIABILITIES

As of June 30, 2025, we did not have any material contingent liabilities.

EMPLOYEES AND REMUNERATION

As of June 30, 2025, we had 1,484 full-time employees.

We offer employees competitive salaries, performance-based cash bonuses, regular awards, and long-term incentives. As required by PRC laws and regulations in respect of our PRC employment, we participate in housing fund and various employee social insurance plans that are organized by applicable competent authorities, including housing, pension, medical, work-related injury, maternity, and unemployment insurance, under which we make contributions at specified percentages of the salaries of our employees. We also purchase commercial health and accidental insurance coverage for our employees. Bonuses are generally discretionary and based in part on the overall performance of our business and in part on employee performance. We have adopted share incentive plans to grant share-based incentive awards to our eligible employees to incentivize their contributions to our growth and development. We have built all-in-one talent training system that encompasses various trainings to our employees.

CORPORATE GOVERNANCE

WEIGHTED VOTING RIGHTS

The Company is controlled through weighted voting rights. Under this structure, the Company's share capital comprises Class A Ordinary Shares and Class B Ordinary Shares. Each Class A Ordinary Share entitles the holder to exercise one vote, and each Class B Ordinary Share entitles the holder to exercise ten votes, on any resolution tabled at the Company's general meetings, except for resolutions with respect to the Reserved Matters, in relation to which each Share is entitled to one vote.

The WVR Structure enables the WVR Beneficiary to exercise voting control over the Company notwithstanding that the WVR Beneficiary does not hold a majority economic interest in the share capital of the Company. This will enable the Company to benefit from the continuing vision and leadership of the WVR Beneficiary who will control the Company with a view to its long-term prospects and strategy.

Investors are advised to be aware of the potential risks of investing in companies with a WVR Structure, in particular that the interests of the WVR Beneficiary may not necessarily always be aligned with those of our Shareholders as a whole, and that the WVR Beneficiary will be in a position to exert significant influence over the affairs of our Company and the outcome of Shareholders' resolutions. Investors should make the decision to invest in the Company only after due and careful consideration.

The table below sets out the ownership and voting rights to be held by the WVR Beneficiary as at the Latest Practicable Date:

WVR Beneficiary	Class of Shares	Number of Shares	Percentage of voting rights (other than with respect to Reserved Matters)
Mr. Zhou	Class A Ordinary Shares	21,407,800	5.30%
	Class B Ordinary Shares	15,446,778	38.27%

Class B Ordinary Shares may be converted into Class A Ordinary Shares on a one-to-one ratio. As of the Latest Practicable Date, assuming all the issued and outstanding Class B Ordinary Shares are converted into Class A Ordinary Shares, the Company will issue 15,446,778 Class A Ordinary Shares to the WVR Beneficiary, representing approximately 6.20% of the total number of issued Class A Ordinary Shares.

CORPORATE GOVERNANCE

The weighted voting rights attached to Class B Ordinary Shares will cease when the WVR Beneficiary has no beneficial ownership of any of the Class B Ordinary Shares, in accordance with 8A.22 of the Listing Rules. This may occur:

(i)   upon the occurrence of any of the circumstances set out in Rule 8A.17 of the Listing Rules, in particular where the WVR Beneficiary is: (1) deceased; (2) no longer a member of our Board; (3) deemed by the Stock Exchange to be incapacitated for the purpose of performing his duties as a director; or (4) deemed by the Stock Exchange to no longer meet the requirements of a director set out in the Listing Rules;

(ii)   when the holders of Class B Ordinary Shares have transferred to another person the beneficial ownership of, or economic interest in, all of the Class B Ordinary Shares or the voting rights attached to them, other than in the circumstances permitted by Rule 8A.18 of the Listing Rules;

(iii)   where a vehicle holding Class B Ordinary Shares on behalf of a WVR Beneficiary no longer complies with Rule 8A.18(2) of the Listing Rules; or

(iv)   when all of the Class B Ordinary Shares have been converted to Class A Ordinary Shares.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

During the Reporting Period, the Company has continued to regularly review and monitor its corporate governance practices to ensure compliance with the latest version of the Corporate Governance Code and the Company has complied with all the code provisions of the Corporate Governance Code, save for the following.

Pursuant to code provision C.2.1 of the Corporate Governance Code, companies listed on the Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairperson and the chief executive officer should be segregated and should not be performed by the same individual. The Company does not have a separate chairman and chief executive officer and Mr. Yuan Zhou currently performs these two roles. The Board believes that vesting the roles of both chairperson and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group.

The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees, and the independent non-executive Directors. The Board will continue to review and consider splitting the roles of chairman of the Board and the chief executive officer of the Company if and when it is appropriate taking into account the circumstances of the Group as a whole.

Other than the above, during the Reporting Period, the Company has complied with all applicable principles and code provisions of the Corporate Governance Code.

CORPORATE GOVERNANCE

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Code for Dealings in Securities by Management (the "**Company's Code**"), with terms no less exacting that the Model Code, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Company's Code.

Specific enquiry has been made to all the Directors and the relevant employees and they have confirmed that they have complied with the Company's Code during the Reporting Period and up to the Latest Practicable Date.

BOARD COMMITTEES

The Board has established four committees, namely, the Audit Committee, the Compensation Committee, the Nomination Committee and the Corporate Governance Committee, for overseeing particular aspects of the Company's affairs. Each of these Committees is established with defined written charters. The charters of the Board committees are available on the websites of the Company and the Stock Exchange.

Audit Committee

The Company has established the Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Audit Committee are to review and supervise the financial reporting process and the risk management and internal control systems of the Group, review and approve connected transactions and provide advice and comments to the Board.

The Audit Committee is comprised of three independent non-executive Directors, namely Ms. Hope Ni, Mr. Derek Chen, and Dr. Li-Lan Cheng. Dr. Li-Lan Cheng, being the chairman of the Audit Committee, is appropriately qualified as required under Rules 3.10(2) and 3.21 of the Listing Rules.

The Audit Committee has reviewed the unaudited condensed interim consolidated results of the Group for the Reporting Period and has met with the independent auditor, PricewaterhouseCoopers. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

In addition, the independent auditor of the Company, PricewaterhouseCoopers, has reviewed our unaudited condensed interim consolidated financial information for the Reporting Period in accordance with International Standard on Review Engagements 2410, *"Review of interim financial information performed by the independent auditor of the entity"*.

CORPORATE GOVERNANCE

Compensation Committee

The Company has established a Compensation Committee in compliance with Rule 3.25 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Compensation Committee are to review and make recommendations to the Board with respect to director compensation, evaluate the performance of senior management and review and make recommendations to the Board regarding the terms of their compensation, and review and approve the compensation of our other executive officers and senior management.

The Compensation Committee comprises one executive Director, namely Mr. Zhou, and two independent non-executive Directors, being Ms. Hope Ni and Dr. Li-Lan Cheng, with Ms. Hope Ni as the chairwoman of the Compensation Committee.

Nomination Committee

The Nomination Committee had been split from the Nominating and Corporate Governance Committee in compliance with the Corporate Governance Code, Rule 8A.27 and Rule 8A.28 of the Listing Rules with effect from May 24, 2023.

The primary duties of the Nomination Committee were, among other things, to develop and recommend to the Board criteria for board and committee membership, recommend to the Board the persons to be nominated for election as Directors and to each of the Board's committees, and review the structure, size and composition of the Board as a whole and to recommend if necessary.

The Nomination Committee comprises one executive Director and three independent non-executive Directors, being Mr. Zhou, Ms. Hope Ni, Mr. Derek Chen, and Dr. Li-Lan Cheng, with Ms. Hope Ni being the chairwoman of the Nomination Committee.

Corporate Governance Committee

The Corporate Governance Committee had been split from the Nominating and Corporate Governance Committee in compliance with the Corporate Governance Code and Rule 8A.30 of the Listing Rules with effect from May 24, 2023.

The primary duties of the Corporate Governance Committee were, among other things, to develop and recommend to the Board a set of corporate governance guidelines, in respect of its corporate governance functions, and to ensure that the Company is operated and managed for the benefit of all shareholders and to ensure the Company's compliance with the Listing Rules and safeguards relating to the weighted voting rights structures of the Company, and to oversee the environmental, social and governance matters relevant to the Company.

The Corporate Governance Committee comprises three independent non-executive Directors, being Ms. Hope Ni, Mr. Derek Chen, and Dr. Li-Lan Cheng, with Mr. Derek Chen being the chairman of the Corporate Governance Committee.

CORPORATE GOVERNANCE

The following is a summary of work performed by the Corporate Governance Committee during the Reporting Period and up to the Latest Practicable Date:

• Reviewed the policies and practices of the Company on corporate governance and on compliance with legal and regulatory requirements.

• Reviewed the Company's compliance with the CG Code and the deviation from code provision C.2.1 of the CG Code, the Company's disclosure in the Corporate Governance Report and the Company's disclosure for compliance with Chapter 8A of the Listing Rules.

• Reviewed the remuneration, the terms of engagement of the Company's compliance advisor.

• Reviewed the arrangements for the training and continuous professional development of Directors and senior management (in particular, Chapter 8A of the Listing Rules and knowledge in relation to risks relating to the weighted voting rights structure).

• Reviewed matters covered in Rule 8A.30 of the Listing Rules.

Sought to ensure effective and on-going communication between the Company and its Shareholders, particularly with regards to the requirements of Rule 8A.35 of the Listing Rules.

In particular, the Corporate Governance Committee has confirmed to the Board that no matter under Rule 8A.30(4)-(6) has occurred during the Reporting Period and it is of the view that the Company has adopted sufficient corporate governance measures to manage the potential conflict of interest between the Group and the WVR Beneficiaries in order to ensure that the operations and management of the Company are in the interests of the Shareholders as a whole.

OTHER INFORMATION

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY OF ITS ASSOCIATED CORPORATIONS

As of June 30, 2025, the interests and short positions of the Directors and chief executives of the Company in the Shares, underlying Shares and debentures of the Company or its associated corporations within the meaning of Part XV of the SFO, which were required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

Name	Nature of interest	Number of shares	Approximate % of interest in each class of Shares[5]	Long position/ Short position
Mr. Zhou	Interest in controlled corporations/ founder of a discretionary trust/ beneficiary of a trust	21,407,800 Class A Ordinary Shares[1]	8.59%	Long position
	Interest in controlled corporations/ founder of a discretionary trust/beneficiary of a trust	15,446,778 Class B Ordinary Shares[1]	100%	Long position
Mr. Dahai Li	Interest in controlled corporations	1,673,042 Class A Ordinary Shares[2]	0.67%	Long position
	Beneficial interest	99,450 Class A Ordinary Shares[3]	0.04%	Long position
Ms. Hope Ni	Beneficial interest	10,000 Class A Ordinary Shares[4]	0.004%	Long position
Mr. Derek Chen	Beneficial interest	10,000 Class A Ordinary Shares[4]	0.004%	Long position

OTHER INFORMATION

Notes:

(1)   These Shares are held by MO Holding Ltd. More than 99% of the interest of MO Holding Ltd is held by South Ridge Global Limited, which is in turn wholly-owned by a trust that was established by Mr. Zhou (as the settlor) for the benefit of Mr. Zhou and his family. The remaining interest of MO Holding Ltd is held by Zhihu Holdings Inc., which is wholly-owned by Mr. Zhou. Mr. Zhou is therefore deemed to be interested in the Shares held by MO Holding Ltd.

(2)   Represents 1,673,042 Shares held by Ocean Alpha Investment Limited, which was held by a trust that was established by Mr. Dahai Li.

(3)   These Shares represent the ADSs held by Mr. Dahai Li.

(4)   Represents the Director's entitlement to receive 10,000 restricted shares (the underlying Shares of which are Class A Ordinary Shares) pursuant to his/her director agreement with the Company. As at June 30, 2025, 100% and 75% of the relevant restricted shares have become vested to Ms. Hope Ni and Mr. Derek Chen, respectively.

(5)   The calculation is based on the total number of 249,124,676 Class A Ordinary Shares and 15,446,778 Class B Ordinary Shares in issue as of June 30, 2025.

Save as disclosed above, to the best knowledge, information and belief of the Company, as of June 30, 2025, none of the Directors or chief executives of the Company had or was deemed to have any interests or short positions in the Shares, underlying Shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which (a) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (b) were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

OTHER INFORMATION

SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

As of June 30, 2025, the following persons (other than the Directors and chief executives whose interests have been disclosed in this interim report), had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name	Nature of interest	Number of shares	Approximate % of interest in each class of Shares[5]	Long position/ Short position
Class A Ordinary Shares				
Huang River Investment Limited[1]	Beneficial interest	27,448,933	11.02%	Long position
Image Frame Investment (HK) Limited[1]	Beneficial interest	10,617,666	4.26%	Long position
Tencent[1]	Interest in controlled corporations	38,066,599	15.28%	Long position
Cosmic Blue Investments Limited[2]	Beneficial interest	19,975,733	8.02%	Long position
Kuaishou Technology[2]	Interest in controlled corporations	19,975,733	8.02%	Long position
Reach Best Developments Limited[2]	Interest in controlled corporations	19,975,733	8.02%	Long position
Sun Loft Investments Limited[2]	Interest in controlled corporations	19,975,733	8.02%	Long position
Vistra Trust (Singapore) Pte. Limited[2]	Trustee	19,975,733	8.02%	Long position
Su Hua[2]	Founder of a discretionary trust	19,975,733	8.02%	Long position
MO Holding Ltd[3]	Beneficial interest	21,407,800	8.59%	Long position
AI Knowledge LLC	Beneficial interest	17,865,410	7.17%	Long position
Kastle Limited[4]	Trustee	17,506,946	7.03%	Long position
Plus Channel Limited[4]	Nominee for another person (other than a bare trustee)	17,506,946	7.03%	Long position
Class B Ordinary Shares				
MO Holding Ltd[3]	Beneficial interest	15,446,778	100%	Long position

OTHER INFORMATION

Notes:

(1)   Huang River Investment Limited a company incorporated in the British Virgin Islands, and Image Frame Investment (HK) Limited, a company incorporated in Hong Kong are subsidiaries of Tencent (HKEX stock code: 700).

(2)   Cosmic Blue Investments Limited, a company incorporated in the British Virgin Islands, is wholly owned by Kuaishou Technology (HKEX stock code: 1024). Under the SFO, several other entities are also deemed to have an interest in the Shares held by Cosmic Blue Investments Limited. These include Kuaishou Technology itself, Reach Best Developments Limited, and Sun Loft Investments Limited. Reach Best Developments Limited (a company incorporated in the British Virgin Islands) is wholly-owned by Sun Loft Investments Limited, which is a company incorporated in the British Virgin Island and a trust established for the benefit of Su Hua and Vistra Trust (Singapore) Pte. Limited is the trustee.

(3)   MO Holding Ltd is a company incorporated in the British Virgin Islands. More than 99% of the interest of MO Holding Ltd is held by South Ridge Global Limited, which is in turn wholly-owned by a trust that was established by Mr. Zhou (as the settlor) for the benefit of Mr. Zhou and his family. The remaining interest of MO Holding Ltd is held by Zhihu Holdings Inc., which is wholly-owned by Mr. Zhou.

(4)   Plus Channel Limited, a company incorporated in the British Virgin Islands, is a trust for participants under the share incentive plan adopted by Zhihu Inc. on 30 March 2022. While Kastle Limited, a company incorporated in the British Virgin Islands, is the trustee of the trust.

(5)   The calculation is based on the total number of 249,124,676 Class A Ordinary Shares and 15,446,778 Class B Ordinary Shares in issue as of June 30, 2025.

(6)   Pursuant to Section 336 of the SFO, if certain conditions are met, the Shareholders are required to submit a disclosure of interest notice. In the event of changes in the shareholding of the Shareholders in the Company, the Shareholders will not be required to notify the Company and the Stock Exchange unless certain conditions are met. Therefore, the latest shareholding of the Shareholders in the Company may be different from the shareholding submitted to the Stock Exchange.

Save as disclosed above, to the best knowledge, information and belief of the Company, as of June 30, 2025, no other person (other than the Directors or chief executives of the Company) had an interest or short position in the shares or underlying shares of the Company which were required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were required to be entered in the register required to be kept under section 336 of the SFO.

OTHER INFORMATION

SHARE INCENTIVE PLANS

The 2012 Plan

The following is a summary of the principal terms of the 2012 Plan of the Company as approved and adopted by our Board and our Shareholders in June 2012. The 2012 Plan was adopted prior to the Listing, and expired before the amendments on Chapter 17 of the Listing Rules effective on January 1, 2023. No grants were made after the expiration of the 2012 Plan.

Purpose. The purposes of the 2012 Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to employees, consultants, and directors of the Group and to promote the success of the Company's business.

Participants. Those eligible to participate in the 2012 Plan include employees and consultants of the Group or any parent company or affiliate of the Company as well as the Directors (the "**Participants**"). The Board or a committee, or any director appointed by the Board to administer it (the "**Administrator**") may, from time to time, select from among all Participants to whom awards in the form of share options (the "**Options**") or a right to purchase restricted Shares (the "**Restricted Shares**") (collectively, the "**Awards**"), will be granted and will determine the nature and amount of each option.

Maximum number of Shares. The maximum aggregate number of Shares under the 2012 Plan which may be issued is 12,320,000 ordinary shares (or 98,560,000 Class A Ordinary Shares after the 1:8 share split we conducted in May 2014; subject to further adjustments).

Exercise price. The per Share exercise price for the Shares to be issued pursuant to the exercise of an Option shall be such price as is determined by the Administrator and set forth in the option agreement.

Duration. The 2012 Plan commenced in June 2012 and shall continue in effect for a term of 10 years unless sooner terminated under the terms of the 2012 Plan.

Outstanding Awards. As of June 30, 2025, the outstanding Options and Restricted Shares are held by 113 and 10 grantees under the 2012 Plan, respectively. The below table shows the details of movements of Options and the Restricted Shares granted under the 2012 Plan during the Reporting Period. Saved as disclosed in this interim report, none of the grantees is a Director or connected person of the Company.

OTHER INFORMATION

Type of Awards	No. of Grantees	Dates of grant	Vesting Period	Outstanding as at January 1, 2025[1]	Granted during the Reporting Period	Number of Awards Cancelled/ Lapsed during the Reporting Period	Exercised/ Vested during the Reporting Period	Outstanding as at June 30, 2025	Exercise/ purchase price (US$)
Options	113 grantees in aggregate	August 20, 2016 to July 2, 2021	3-4 years	1,117,597	–	61,473	34,344	1,021,780	0.01-7.51
Restricted Shares	10 grantees in aggregate	October 16, 2021 to May 6, 2022	4 years	57,087	–	7,497	47,090	2,500	0.000125-0.01

Note:

(1)   All the grantees are employees of the Group.

The 2022 Plan

The following is a summary of the principal terms of the 2022 Plan of the Company as approved by our Board in March 2022, which complies with the then effective Chapter 17 of the Listing Rules.

Purpose. The purpose of the 2022 Plan is to secure and retain the services of valuable employees, Directors, or consultants and provide incentive for such persons to exert their best efforts for the success of our business.

Participants. We may grant awards to Directors, consultants, and employees of the Company.

Scheme limit. The overall limit on the number of Shares which may be issued pursuant to all options or restricted share unit (together, the "**Award**") under the 2022 Plan (the "**Award Pool**") is the sum of (i) a maximum of 13,042,731 Shares which may be issued pursuant to Award in the form of Options (the "**Option Grant Limit**"), and (ii) (A) a maximum of 26,085,463 Shares and (B) such number of Shares equivalent to the unused portion of the scheme limit of the 2012 Plan as at the expiry of such plan, which may be issued pursuant to Award in the form of restricted share units (the "**Restricted Share Unit Grant Limit**"). The numbers of Shares underlying options and restricted share units available for grant under the 2022 Plan were 13,042,731 and 11,239,104 respectively on January 1, 2025, and were 13,042,731 and 13,922,502 respectively on June 30, 2025.

OTHER INFORMATION

<u>Maximum entitlement of a grantee.</u> Unless approved by the Shareholders in general meeting, the total number of Class A Ordinary Shares issued and to be issued upon the exercise of options granted and to be granted under the 2022 Plan and any other plan of the Company to an eligible participant within any 12-month period shall not exceed 1% of the Class A Ordinary Shares issued and outstanding at the date of any grant.

<u>Price.</u> The plan administrator determines the exercise price for each option and the purchase price for each restricted share unit, which is stated in the relevant award agreement. The exercise price shall not be lower than the fair market value of the Shares on the date of grant, which shall be the higher of: (i) the closing sales price for such Shares or securities as quoted on the principal exchange or system on which the Shares or securities of the Company are listed (as determined by the Board or the committee delegated with the authority to administer the plan) on the date of grant, and (ii) average closing sales price as quoted on the principal exchange or system on which the Shares or securities of the Company are listed for the five business days immediately preceding the date of grant. No cash consideration is payable on application or acceptance of the Award.

<u>Vest and Exercise.</u> The plan administrator shall determine the time or times at which an option may be exercised in whole or in part, provided that the term of any option granted under the 2022 Plan shall not exceed ten years, except as otherwise provided under the 2022 Plan, whereas any option granted but not exercised by the end of its term will automatically lapse and be cancelled. For the restricted share units granted under the 2022 Plan, the plan administrator shall determine the date or dates on which the restricted share units shall become fully vested and nonforfeitable, the vesting conditions, and other terms and condition.

<u>Duration.</u> Unless terminated earlier, the 2022 Plan has a term of ten years. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

<u>Outstanding Award.</u> As of June 30, 2025, the outstanding Restricted Shares are held by 270 grantees under the 2022 Plan. The below table shows the details of movements of the Award granted under the 2022 Plan from January 1 to June 30, 2025.

OTHER INFORMATION

Type of awards	Dates of grant	Vesting Period	Purchase price	Outstanding as at January 1, 2025	Granted during the Reporting Period	Number of Awards Vested during the Reporting Period	Lapsed during the Reporting Period	Cancelled during the Reporting Period	Outstanding as at June 30, 2025	Closing price of Class A Ordinary Shares immediately before the dates of grant	Weighted average closing price of the Class A Ordinary Shares immediately before the dates of vest	Fair value of awards at the dates of grant (US$ in thousands)
Employees												
Restricted Shares	July 2, 2022 to December 1, 2022	0-48 months	US$0.01	1,427,877	–	254,597	–	364,130	809,150	–	US$1.33 per share	N/A
Restricted Shares	January 10, 2023	0-48 months	US$0.01	297,720	–	80,175	–	17,504	200,041	–	US$1.18 per share	N/A
Restricted Shares	April 28, 2023	0-48 months	US$0.01	530,135	–	166,643	–	52,890	310,602	–	US$1.42 per share	N/A
Restricted Shares	July 5, 2023	0-48 months	US$0.01	433,641	–	–	–	27,529	406,112	–	N/A	N/A
Restricted Shares	October 27, 2023	0-48 months	US$0.01	1,320,749	–	14,350	–	879,907	426,492	–	US$1.18 per share	N/A
Restricted Shares	December 21, 2023	0-48 months	US$0.01	904,118	–	74,271	–	7,800	822,047	–	US$1.23 per share	N/A
Restricted Shares	January 18, 2024	0-48 months	US$0.01	2,781,399	–	593,275	–	1,073,859	1,114,265	–	US$1.18 per share	N/A
Restricted Shares	February 19, 2024	12-48 months	US$0.01	2,500,000	–	625,000	–	–	1,875,000	–	US$1.42 per share	N/A
Restricted Shares	April 15, 2024	6-48 months	US$0.01	2,047,100	–	452,169	–	431,979	1,162,952	–	US$1.40 per share	N/A
Restricted Shares	July 12, 2024	0-48 months	US$0.01	892,838	–	50,222	–	210,903	631,713	–	US$1.42 per share	N/A
Restricted Shares	October 18, 2024	12-48 months	US$0.01	866,805	–	–	–	115,401	751,404	–	N/A	N/A
Restricted Shares	January 10, 2025	12-48 months	US$0.01	–	446,106	–	–	174,402	271,704	US$1.11 per share	N/A	483
Restricted Shares	April 11, 2025	12-48 months	US$0.01	–	226,800	–	–	–	226,800	US$1.20 per share	N/A	274

OTHER INFORMATION

Notes:

(1)   The fair values of the awards were calculated in accordance with the accounting standards and policies adopted for preparing the Company's financial statements and by reference to the market price of the Company's Shares at the respective grant date. Please see Notes 2 and 16 to the interim financial information for details on the fair value, accounting standard and policy adopted for the calculation of the fair value.

(2)   To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, none of these grantees is (i) a Director, a chief executive, a substantial Shareholder, or an associate of any of them; (ii) a participant with options and awards granted and to be granted exceeding the 1% individual limit under Rule 17.03D of the Listing Rules; or (iii) a related entity participant or service provider with options and awards granted and to be granted exceeding 0.1% of the total issued Shares in any 12-month period up to and including the grant date.

As permitted under the 2022 Plan, the awards to such employees have a mixed vesting schedule with a total vesting period over 12 months with certain awards to be vested within 12 months of the grant date.

The vesting of the awards to the grantees is subject to the achievement of performance targets. The Company will assess and evaluate the performance and the contribution of the grantees based on a matrix of indicators that vary according to the roles and responsibilities of the grantees. In the event of a failure to meet the applicable performance targets for a given period, the portion of the awards scheduled to vest in such period shall be void and forfeited.

Pursuant to the terms of the 2022 Plan, any Shares distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares, or Shares purchased on the open market. Shares will be purchased on the Stock Exchange or on the New York Stock Exchange at the cost of the Company and will be held by Kastle Limited as the trustee on trust for participants under the 2022 Plan before vesting.

The numbers of Shares that may be issued in respect of the Award granted under the 2022 plan during the Reporting Period divided by the weighted average number of Class A Ordinary Shares in issue for the Reporting Period is 0.27%.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the Reporting Period, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's securities listed on the Stock Exchange or any ADSs on the New York Stock Exchange (including sale of treasury shares (as defined in the Listing Rules)). As of June 30, 2025, the Company did not hold any treasury shares (as defined in the Listing Rules).

In addition, during the Reporting Period, the trustees of the share schemes of the Company purchased 2,371,801 ADSs representing a total of 7,115,403 Class A Ordinary Shares on the New York Stock Exchange and 301,700 Class A Ordinary Shares on the Stock Exchange to satisfy the future exercise or vesting of awards granted under those share schemes.

OTHER INFORMATION

DISCLOSURE OF CHANGES IN DIRECTORS' INFORMATION PURSUANT TO LISTING RULE 13.51B(1)

For the Reporting Period, changes in the information of Directors of the Company are set out as below:

On May 27, 2025, Mr. Hanhui Sam Sun resigned as an independent non-executive Director, a member and chairman of the Audit Committee, a member and chairman of the Compensation Committee, a member of the Nomination Committee, and a member of the Corporate Governance Committee.

On May 27, 2025, Dr. Li-Lan Cheng was appointed as an independent non-executive Director, a member and chairman of the Audit Committee, a member of the Compensation Committee, a member of the Nomination Committee, and a member of the Corporate Governance Committee.

On May 27, 2025, Ms. Hope Ni was appointed as a chairwoman of the Compensation Committee.

Save as disclosed in this interim report, as of the Latest Practicable Date, there has been no change to the information of the Directors which is required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules subsequent to the publication of the annual report of the Company for the financial year ended 31 December 2024.

INTERIM DIVIDEND

The Board does not recommend the distribution of an interim dividend for the Reporting Period.

IMPORTANT EVENTS AFTER THE REPORTING PERIOD

Save as disclosed in this interim report, there was no significant event that might affect the Group after June 30, 2025, and up to the Latest Practicable Date.

APPROVAL OF INTERIM REPORT

The interim report and the unaudited interim condensed consolidated results of the Group for the Reporting Period were approved and authorized for issue by the Board on August 27, 2025.

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors of Zhihu Inc.
(incorporated in the Cayman Islands with limited liability)

Introduction

We have reviewed the interim financial information set out on pages 33 to 88, which comprises the unaudited condensed interim consolidated balance sheet of Zhihu Inc. (the "Company") and its subsidiaries (together, the "Group") as at June 30, 2025 and the unaudited condensed interim consolidated statement of operations and comprehensive income, the unaudited condensed interim consolidated statement of changes in shareholders' equity and the unaudited condensed interim consolidated statement of cash flows for the six-month period then ended, and notes, comprising significant accounting policies and other explanatory information. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and accounting principles generally accepted in the United States of America ("U.S. GAAP"). The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with U.S. GAAP. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information of the Group is not prepared, in all material respects, in accordance with U.S. GAAP.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, August 27, 2025

UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	Note	As of June 30, 2025 RMB	As of December 31, 2024 RMB
ASSETS			
Current assets:			
Cash and cash equivalents	2(f)	**3,198,537**	3,999,160
Term deposits	2(g)	**599,602**	320,088
Short-term investments	6	**811,783**	538,816
Restricted cash		**900**	900
Trade receivables	4	**356,687**	420,636
Amounts due from related parties	21	**20,857**	41,588
Prepayments and other current assets	5	**137,471**	163,446
Total current assets		**5,125,837**	5,484,634
Non-current assets:			
Property and equipment, net	7	**6,861**	8,490
Intangible assets, net	8	**47,361**	54,534
Goodwill		**126,344**	126,344
Long-term investments, net	9	**165,366**	51,176
Term deposits	2(g)	**210,000**	—
Right-of-use assets	10	**56,560**	7,151
Other non-current assets		**8,203**	623
Total non-current assets		**620,695**	248,318
Total assets		**5,746,532**	5,732,952
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiaries of RMB446,893 and RMB448,836 as of June 30, 2025 and December 31, 2024, respectively)			
Accounts payable and accrued liabilities	11	**756,409**	835,688
Salary and welfare payables		**166,906**	275,260
Taxes payable		**19,085**	22,081
Contract liabilities	13	**204,843**	235,539
Amounts due to related parties	21	**5,489**	6,825
Short-term lease liabilities	10	**40,942**	17,308
Short-term borrowings	2(k)	**161,295**	—
Other current liabilities	12	**118,328**	131,955
Total current liabilities		**1,473,297**	1,524,656

UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	Note	As of June 30, 2025 RMB	As of December 31, 2024 RMB
Non-current liabilities (including amounts of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiaries of RMB9,596 and RMB8,637 as of June 30, 2025 and December 31, 2024, respectively)			
Long-term lease liabilities	10	27,348	1,823
Deferred tax liabilities		34,734	6,830
Other non-current liabilities		3,605	3,957
Total non-current liabilities		65,687	12,610
Total liabilities		1,538,984	1,537,266
Commitments and contingencies	19		
Shareholders' equity:			
Class A Ordinary shares (US$0.000125 par value, 1,550,000,000 and 1,550,000,000 shares authorized as of June 30, 2025 and December 31, 2024, respectively; 247,865,042 and 246,496,859 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively)	15	193	191
Class B Ordinary shares (US$0.000125 par value, 50,000,000 and 50,000,000 shares authorized as of June 30, 2025 and December 31, 2024, respectively; 15,446,778 and 15,446,778 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively)	15	12	12
Treasury stock	18	(184,553)	(112,057)
Additional paid-in capital		13,136,657	13,113,010
Statutory reserves		706	435
Accumulated other comprehensive income		3,914	12,383
Accumulated deficit		(8,815,734)	(8,877,851)
Total Zhihu Inc.'s shareholders' equity		4,141,195	4,136,123
Noncontrolling interests		66,353	59,563
Total shareholders' equity		4,207,548	4,195,686
Total liabilities and shareholders' equity		5,746,532	5,732,952

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

(All amounts in thousands, except for share and per share data)

		For the Six Months Ended June 30,	
	Note	**2025** **RMB**	2024 RMB
Revenues (including transactions with related parties of RMB21,151 and RMB13,785 for the six months ended June 30, 2025 and 2024, respectively)	22	**1,446,559**	1,894,673
Cost of revenues (including transactions with related parties of RMB11,257 and RMB13,991 for the six months ended June 30, 2025 and 2024, respectively)	2(m)	**(547,272)**	(794,650)
Gross profit		**899,287**	1,100,023
Operating expenses:			
Selling and marketing expenses (including transactions with related parties of RMB15,924 and RMB26,582 for the six months ended June 30, 2025 and 2024, respectively)	2(n)	**(646,887)**	(894,939)
Research and development expenses (including transactions with related parties of RMB592 and nil for the six months ended June 30, 2025 and 2024, respectively)	2(p)	**(287,549)**	(406,679)
General and administrative expenses (including transactions with related parties of RMB1,416 and RMB1,887 for the six months ended June 30, 2025 and 2024, respectively)	2(o)	**(108,460)**	(207,024)
Total operating expenses		**(1,042,896)**	(1,508,642)
Loss from operations		**(143,609)**	(408,619)
Other income/(expenses):			
Investment income		**160,185**	38,713
Interest income		**40,857**	57,517
Fair value change of financial instruments		**—**	40,820
Exchange (losses)/gains		**(134)**	409
Others, net		**33,519**	18,990
Income/(Loss) before income tax		**90,818**	(252,170)
Income tax (expenses)/benefits	14	**(28,446)**	5,779
Net income/(loss)		**62,372**	(246,391)
Net loss/(income) attributable to noncontrolling interests		**16**	(1,194)
Net income/(loss) attributable to Zhihu Inc.'s shareholders		**62,388**	(247,585)

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

(All amounts in thousands, except for share and per share data)

	Note	For the Six Months Ended June 30, 2025 RMB	2024 RMB
Net income/(loss)		**62,372**	(246,391)
Other comprehensive (loss)/income:			
Foreign currency translation adjustments		**(8,457)**	14,046
Total other comprehensive (loss)/income		**(8,457)**	14,046
Total comprehensive income/(loss)		**53,915**	(232,345)
Comprehensive loss/(income) attributable to noncontrolling interests		**4**	(1,194)
Comprehensive income/(loss) attributable to Zhihu Inc.'s shareholders		**53,919**	(233,539)
Net income/(loss) per share, basic	17	**0.26**	(0.88)
Net income/(loss) per share, diluted	17	**0.25**	(0.88)
Weighted average number of ordinary shares outstanding, basic	17	**242,622,911**	280,403,026
Weighted average number of ordinary shares outstanding, diluted	17	**247,329,829**	280,403,026
Share-based compensation expenses included in:			
Cost of revenues	16	**(862)**	3,247
Selling and marketing expenses	16	**(32)**	(2,791)
Research and development expenses	16	**(1,469)**	8,119
General and administrative expenses	16	**32,491**	49,878

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(All amounts in thousands, except for share and per share data)

| | Note | Class A ordinary shares | | Class B ordinary shares | | Treasury stock | | Additional paid-in capital | Statutory reserves | Accumulated other comprehensive income | Accumulated deficit | Non-controlling interests | Total shareholders' equity |
		Shares	Amount RMB	Shares	Amount RMB	Shares	Amount RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2024		240,112,448	191	15,446,778	12	(9,951,487)	(112,057)	13,113,010	435	12,383	(8,877,851)	59,563	4,195,686
Net income/(loss)		—	—	—	—	—	—	—	—	—	62,388	(16)	62,372
Share-based compensation expenses	16	—	—	—	—	—	—	23,334	—	—	—	6,794	30,128
Foreign currency translation adjustment		—	—	—	—	—	—	—	—	(8,469)	—	12	(8,457)
Repurchase of shares		—	—	—	—	(7,417,103)	(72,496)	—	—	—	—	—	(72,496)
Exercise and vesting of share options and restricted shares		2,134,207	2	—	—	—	—	313	—	—	—	—	315
Appropriations to statutory reserves		—	—	—	—	—	—	—	271	—	(271)	—	—
Balance as of June 30, 2025		242,246,655	193	15,446,778	12	(17,368,590)	(184,553)	13,136,657	706	3,914	(8,815,734)	66,353	4,207,548

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(All amounts in thousands, except for share and per share data)

	Note	Class A ordinary shares		Class B ordinary shares		Treasury stock		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive loss	Accumulated deficit	Non-controlling interests	Total shareholders' equity
		Shares	Amount RMB	Shares	Amount RMB	Shares	Amount RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2023		280,347,305	227	18,145,605	14	(13,265,592)	(161,637)	13,487,371	2,680	(20,551)	(8,708,294)	101,800	4,701,610
Net (loss)/income		—	—	—	—	—	—	—	—	—	(247,585)	1,194	(246,391)
Share-based compensation expenses	16	—	—	—	—	—	—	14,185	—	—	—	44,268	58,453
Capital contribution from noncontrolling interests		—	—	—	—	—	—	—	—	—	—	200	200
Disposal of a subsidiary		—	—	—	—	—	—	—	(2,245)	—	2,245	(25,827)	(25,827)
Acquisition of a subsidiary with noncontrolling interests		—	—	—	—	—	—	33,724	—	—	—	(33,724)	—
Foreign currency translation adjustment		—	—	—	—	—	—	—	—	14,046	—	—	14,046
Repurchase of shares		—	—	—	—	(9,235,212)	(98,248)	—	—	—	—	—	(98,248)
Cancellation of shares		(12,751,643)	(11)	—	—	12,751,643	141,473	(145,220)	—	—	—	—	(3,758)
Exercise and vesting of share options and restricted shares		279,431	—	—	—	1,194,705	17,841	(17,721)	—	—	—	—	120
Conversion of ordinary shares		751,939	1	(751,939)	(1)	—	—	—	—	—	—	—	—
Balance as of June 30, 2024		268,627,032	217	17,393,666	13	(8,554,456)	(100,571)	13,372,339	435	(6,505)	(8,953,634)	87,911	4,400,205

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	Note	For the Six Months Ended June 30, 2025 RMB	For the Six Months Ended June 30, 2024 RMB
Cash flows from operating activities:			
Net income/(loss)		**62,372**	(246,391)
Depreciation of property and equipment and amortization of intangible assets	7, 8	**9,498**	12,252
Share-based compensation expenses	16	**30,128**	58,453
Accrued investment income of short-term investments		**(30,696)**	(33,049)
Deferred income tax		**27,904**	(1,825)
(Reversal of)/allowance for expected credit losses		**(28,147)**	24,133
Gain on disposal of property and equipment		**(460)**	(45)
Gain on disposal of a subsidiary		**—**	(4,928)
Gain on sale of long-term investments		**(12,542)**	—
Fair value change of financial instruments		**—**	(40,820)
Fair value change of long-term investments	9	**(116,416)**	—
Changes in operating assets and liabilities:			
Trade receivables		**93,417**	106,085
Prepayments and other current assets		**23,821**	25,596
Right-of-use assets		**(49,409)**	18,252
Other non-current assets		**(7,580)**	317
Accounts payable and accrued liabilities		**(79,376)**	(105,693)
Contract liabilities		**(31,047)**	(12,746)
Amounts due from/to related parties		**20,438**	(38,505)
Taxes payable		**(2,996)**	(4,159)
Salary and welfare payables		**(108,354)**	(120,979)
Other current liabilities		**(13,447)**	(9,110)
Lease liabilities		**49,159**	(18,826)
Net cash used in operating activities		**(163,733)**	(391,988)

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	Note	For the Six Months Ended June 30, 2025 RMB	2024 RMB
Cash flows from investing activities:			
Payment for long-term investments		(215)	(21,176)
Cash received from sale of long-term investments		14,983	—
Purchases of short-term investments		(6,368,128)	(4,201,456)
Proceeds of maturities of short-term investments		6,122,709	5,361,740
Purchases of term deposits		(670,984)	(534,223)
Proceeds from withdrawal of term deposits		179,531	924,987
Purchases of property and equipment		(609)	(1,474)
Proceeds from disposal of property and equipment		509	27
Proceeds from disposal of a subsidiary, net of cash disposed		—	12,160
Net cash (used in)/provided by investing activities		**(722,204)**	1,540,585
Cash flows from financing activities:			
Capital contribution from non-controlling interests shareholder		—	200
Proceeds from short-term borrowings		161,295	51,774
Proceeds received from employees in relation to share options and restricted shares		123	121
Payments for repurchase of shares		(72,496)	(98,248)
Net cash provided by/(used in) financing activities		**88,922**	(46,153)
Effect of exchange rate changes on cash, cash equivalents and restricted cash		**(3,608)**	2,016
Net (decrease)/increase in cash, cash equivalents and restricted cash		**(800,623)**	1,104,460
Cash, cash equivalents and restricted cash at beginning of the period		**4,000,060**	2,106,639
Cash, cash equivalents and restricted cash at end of the period		**3,199,437**	3,211,099

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

(a) Principal activities

Zhihu Inc., (the "Company" or "Zhihu"), previously known as Zhihu Technology Limited, was incorporated in the Cayman Islands on May 17, 2011 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company, through its consolidated subsidiaries, variable interest entities ("VIEs") and VIEs' subsidiaries (collectively referred to as the "Group") is primarily engaged in the operation of one online content community which monetizes through paid membership services, marketing services and vocational training in the People's Republic of China (the "PRC" or "China"). In March 2021, the Company completed its initial public offering (the "IPO") on the New York Stock Exchange in the United States of America. In April 2022, the Company successfully listed its Class A ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited (the "HKEX").

As of June 30, 2025, the Company's major subsidiaries, VIEs and VIEs' subsidiaries are as follows:

	Country/place and year of incorporation/ establishment	Equity interest held	Principal activities and place of operation
Major Subsidiaries			
Zhihu Technology (HK) Limited	Hong Kong, 2011	100%	Investment holding in Hong Kong
Zhizhe Sihai (Beijing) Technology Co., Ltd.	PRC, 2012	100%	Technology, business support and consulting service in the PRC
Beijing Zhihu Network Technology Co., Ltd.	PRC, 2018	100%	Information and marketing service in the PRC
Shanghai Zhishi Technology Co., Ltd.	PRC, 2021	100%	Technology and consulting service in the PRC
Zhizhe Information Technology Services Chengdu Co., Ltd.	PRC, 2016	100%	Technology, business support in the PRC
Chengdu Zhizhewanjuan Technology Co., Ltd.	PRC, 2017	100%	Information transmission, software and information technology service in the PRC
Wuhan Bofeng Technology Co., Ltd.	PRC, 2023	100%	Technology and consulting service in the PRC

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(a) Principal activities (continued)

	Country/place and year of incorporation/ establishment	Equity interest held	Principal activities and place of operation
Major VIEs and VIEs' subsidiaries			
Beijing Zhizhe Tianxia Technology Co., Ltd.	PRC, 2011	99%	Internet service in the PRC
Shanghai Pinzhi Education Technology Co., Ltd.	PRC, 2021	55%	Vocational training in the PRC
Wuhan Xinyue Network Technology Co., Ltd.	PRC, 2023	100%	Information and consulting service in the PRC
Beijing Leimeng Shengtong Cultural Development Co., Ltd.	PRC, 2017	99%	Audio-Visual Permit holder in the PRC
Wuhan Zhibo Wenshuo Technology Co., Ltd.	PRC, 2023	100%	Internet service in the PRC

(b) VIE arrangements between the Company's PRC subsidiaries

The Company, through Zhizhe Sihai (Beijing) Technology Co., Ltd. ("Zhizhe Sihai"), Shanghai Zhishi Technology Co., Ltd. and Wuhan Bofeng Technology Co., Ltd. ("WFOEs"), entered into the following contractual arrangements with Beijing Zhizhe Tianxia Technology Co., Ltd. ("Zhizhe Tianxia"), Shanghai Pinzhi Education Technology Co., Ltd. and Wuhan Xinyue Network Technology Co., Ltd. ("VIEs") and their shareholders, respectively, that enabled the Company to (1) have power to direct the activities that most significantly affect the economic performance of the VIEs, and (2) bear the risks and enjoy the rewards normally associated with ownership of the VIEs. Accordingly, WFOEs have a controlling financial interest in the VIEs and are considered the primary beneficiary of the VIEs. As such, the financial results of operations, assets and liabilities of the VIEs were included in the Group's unaudited condensed interim consolidated financial information.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(b) VIE arrangements between the Company's PRC subsidiaries (continued)

The following is a summary of the contractual agreements entered into by and among the WFOEs, the VIEs and their shareholders:

(i) *Contracts that give the Company effective control of the VIEs*

Exclusive Share Option Agreements. Pursuant to the exclusive share option agreements among the WFOEs, the VIEs and the VIEs' shareholders, each of the shareholders of the relevant VIE irrevocably granted the relevant WFOE an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of his or her equity interests in the relevant VIE, and the purchase price shall be RMB10 or the price permitted by applicable the PRC law. The shareholders of the VIEs undertake that, without the prior written consent of the WFOEs, they will not, among other things, (i) change VIEs' registered capital, (ii) merge VIEs with any other entity, (iii) sell, transfer, mortgage, or dispose of VIEs' assets, or (iv) amend VIEs' articles of association. The exclusive share option agreements will remain effective unless the WFOEs terminate these agreements with written request or other circumstances mentioned therein take place. The agreements amongst the VIEs, the relevant subsidiaries and VIEs' shareholders that provide the Company effective control over these VIEs contain substantially the same terms, except that contract termination date and materiality threshold for the corporate actions that require WFOEs' consent vary.

Shareholders Voting Proxy Agreements. Pursuant to the shareholders voting proxy agreement, each shareholder of the relevant VIE irrevocably authorized the relevant WFOE to act on his or her respective behalf as proxy attorney, to exercise the voting and management rights of shareholders concerning all the equity interests held by each of them in the VIEs, including but not limited to voting rights, rights of operation and management, and all other rights as shareholders under the articles of association of the VIEs. The agreements amongst the VIEs, the relevant subsidiaries and VIEs' shareholders that provide the Company effective control over these VIEs contain substantially the same terms, except that contract termination date varies.

Equity Interest Pledge Agreements. Pursuant to the equity interest pledge agreements, the shareholders pledge 100% of their equity interests in the VIEs to the WFOEs to guarantee the performance by the VIEs and their shareholders of their obligations under the exclusive business cooperation agreement, the exclusive share option agreements and the shareholders voting proxy agreement. In the event of a breach by the VIEs or any shareholder of contractual obligations under the equity interest pledge agreement, the WFOEs, as pledgee, will have the right to dispose of the pledged equity interests in the VIEs and will have priority in receiving the proceeds from such disposal. The shareholders of the VIEs agree that, without the WFOEs' prior written consent, during the term of the equity interest pledge agreements, they will not dispose of, create, or allow any encumbrance on the pledged equity interests. The agreements amongst the VIEs, the relevant subsidiaries and VIEs' shareholders that provide the Company effective control over these VIEs contain substantially the same terms, except that contract termination date varies.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(b) VIE arrangements between the Company's PRC subsidiaries (continued)

(i) *Contracts that give the Company effective control of the VIEs (continued)*

Spousal Consent Letters. Spouses of shareholders of the VIEs have each signed a spousal consent letter. Each signing spouse of the relevant shareholder unconditionally and irrevocably agreed that the equity interests in the VIEs held by and registered in the name of such shareholder be disposed of in accordance with the equity interest pledge agreements, the exclusive share option agreements, the shareholders voting proxy agreements, and the exclusive business cooperation agreements, and that such shareholder may perform, amend or terminate such agreements without any additional consent of his or her spouse. Additionally, the signing spouses agreed not to assert any rights over the equity interests in the VIEs held by the shareholders. In addition, in the event that the signing spouses obtain any equity interests in the VIEs held by the shareholders for any reason, they agree to be bound by and sign any legal documents substantially similar to the contractual arrangements described above, as may be amended from time to time.

Loan agreements. Pursuant to the loan agreements, Zhizhe Sihai has granted interest-free loans to the equity holders of Zhizhe Tianxia, with the sole purpose of providing funds necessary for the equity holders to make capital injections to Zhizhe Tianxia. The term of the loans is indefinite and Zhizhe Sihai has the right, at its own discretion, to shorten the term of the loans if necessary. In the unaudited condensed interim consolidated financial information, these loans are eliminated with the capital of Zhizhe Tianxia during consolidation.

Minority Investment in Zhizhe Tianxia

In April 2024, Beijing Radio and Television Station, or BRTS, made an investment of RMB0.2 million in Zhizhe Tianxia for 1% of Zhizhe Tianxia's enlarged registered capital. Such third-party minority stake holder is entitled to customary economic rights in proportion to its equity ownership, and certain minority shareholder rights such as the right to appoint a director to Zhizhe Tianxia's three-member board of directors, and veto rights over certain matters.

The third-party minority stake holder is not a party to the contractual arrangements mentioned above that are currently in effect among Zhizhe Sihai, Zhizhe Tianxia, and other shareholders of Zhizhe Tianxia. As such, despite the fact that the Company is still able to enjoy economic benefits and exercise effective control over Zhizhe Tianxia and its subsidiaries, the Company is not able to purchase or have the third-party minority stake holder pledge its 1% equity interests in Zhizhe Tianxia in the same manner as agreed under existing contractual arrangements, nor is it granted the authorization of voting rights over these 1% equity interests. The Company believes Zhizhe Sihai, the wholly-owned PRC subsidiary, still is the primary beneficiary of Zhizhe Tianxia for accounting purpose as it continues to have a controlling financial interest in Zhizhe Tianxia pursuant to ASC 810-10-25-38A after the issuance of such 1% equity interests.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(b) VIE arrangements between the Company's PRC subsidiaries (continued)

(ii) Contracts that enable the Company to receive substantially all of the economic benefits from the VIEs

Exclusive business cooperation agreements. Each VIE has entered into an exclusive business cooperation agreement with the relevant WFOE, pursuant to which the WFOEs provides exclusive services to the VIEs. In exchange, the VIEs pay a service fee to the WFOEs, the amount of which shall be determined, to the extent permitted by applicable PRC laws as proposed by the WFOEs, resulting in a transfer of substantially all of the profits from the VIEs to the WFOEs. The agreements amongst the VIEs, the relevant subsidiaries and VIE's shareholders provide the Company right to receive substantially all of the economic benefits from the VIEs, except that contract termination date varies.

(iii) Risks in relation to VIE structure

Part of the Group's business is conducted through the VIEs of the Group, of which the Company is the ultimate primary beneficiary. In the opinion of the management, the contractual arrangements with the VIEs and the nominee shareholders are in compliance with PRC laws and regulations and are legally binding and enforceable. The nominee shareholders indicate they will not act contrary to the contractual arrangements. However, there are substantial uncertainties regarding the interpretation and application of the PRC laws and regulations including those that govern the contractual arrangements, which could limit the Group's ability to enforce these contractual arrangements and if the nominee shareholders of the VIEs were to reduce their interests in the Group, their interests may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual arrangements.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(b) VIE arrangements between the Company's PRC subsidiaries (continued)

(iii) *Risks in relation to VIE structure (continued)*

On March 15, 2019, the National People's Congress approved the Foreign Investment Law, which took effect on January 1, 2020. Along with the Foreign Investment Law, the Implementing Rules of Foreign Investment Law promulgated by the State Council and the Interpretation of the Supreme People's Court on Several Issues Concerning the Application of the Foreign Investment Law promulgated by the Supreme People's Court became effective on January 1, 2020. However, uncertainties still exist in relation to further application and improvement of the Foreign Investment Law and its current implementation and interpretation rules. The Foreign Investment Law and its current implementation and interpretation rules do not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign-invested enterprises if they are ultimately "controlled" by foreign investors. However, it has a catch-all provision under the definition of "foreign investment" that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations, or the State Council. Therefore, it still leaves leeway for future laws, administrative regulations, or provisions of the State Council to provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that the Group's control over the variable interest entities through contractual arrangements will not be deemed as a foreign investment in the future. Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, the Group may face substantial uncertainties as to whether the Group can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect the Group's current corporate structure and business operations.

If the Group is found in violation of any PRC laws or regulations or if the contractual arrangements among WFOEs, VIEs and their nominee shareholders are determined as illegal or invalid by any PRC court, arbitral tribunal or regulatory authorities, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

- revoke the agreements constituting the contractual arrangements;

- revoke the Group's business and operating licenses;

- require the Group to discontinue or restrict operations;

- restrict the Group's right to collect revenue;

- restrict or prohibit the Group's use of the proceeds from the public offering to fund the Group's business and operations in China;

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(b) VIE arrangements between the Company's PRC subsidiaries (continued)

(iii) Risks in relation to VIE structure (continued)

- shut down all or part of the Group's websites, apps or services;

- levy fines on the Group or confiscate the proceeds that they deem to have been obtained through non-compliant operations;

- require the Group to restructure the operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate the Group's businesses, staff, and assets;

- impose additional conditions or requirements with which the Group may not be able to comply; or

- take other regulatory or enforcement actions that could be harmful to the Group's business.

The imposition of any of these penalties may result in a material and adverse effect on the Group's ability to conduct the Group's businesses. In addition, if the imposition of any of these penalties causes the Group to lose the right to direct the activities of the VIE (through its equity interests in its subsidiaries) or the right to receive their economic benefits, the Group will no longer be able to consolidate the VIEs and their subsidiaries, if any. In the opinion of management, each agreement of the contractual arrangements between the WFOEs, the VIEs, and their equity holders governed by PRC law is valid, binding, and enforceable in accordance with their terms, subject to enforceability to applicable bankruptcy, insolvency, moratorium, reorganization, and similar laws affecting creditors' rights generally, the discretion of the government authorities in exercising their authority in connection with the interpretation and implementation thereof, and the application of the PRC laws and policies thereto, and general equity principles; and each such agreement does not violate any applicable and explicit PRC law currently in effect. There may be, however, uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Therefore there is no assurance that relevant PRC authorities will not ultimately take a contrary view.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

1.   ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(b)   VIE arrangements between the Company's PRC subsidiaries (continued)

(iii)   Risks in relation to VIE structure (continued)

The following unaudited condensed interim consolidated financial information of the Group's VIEs and their subsidiaries as of June 30, 2025 and December 31, 2024 was included in the accompanying unaudited condensed interim consolidated financial information of the Group as follows (in thousands):

	As of June 30, 2025 RMB	As of December 31, 2024 RMB
ASSETS		
Current assets:		
Cash and cash equivalents	564,929	496,891
Short-term investments	54,178	5,624
Restricted cash	900	900
Trade receivables	96,669	70,894
Amounts due from related parties	9,497	11,062
Amounts due from Group companies	40,912	47,479
Prepayments and other current assets	77,860	86,390
Non-current assets:		
Property and equipment, net	386	456
Intangible assets, net	35,396	41,542
Goodwill	103,514	103,514
Right-of-use assets	6,051	2,320
Other non-current assets	1,033	378
Total assets	991,325	867,450
Current liabilities:		
Accounts payable and accrued liabilities	228,285	208,525
Salary and welfare payables	4,829	13,111
Taxes payable	4,611	4,885
Contract liabilities	175,172	195,507
Amounts due to related parties	2,930	2,586
Amounts due to Group companies[a]	541,942	390,742
Short-term lease liabilities	3,460	2,063
Other current liabilities	27,606	22,159
Non-current liabilities:		
Long-term lease liabilities	2,386	85
Deferred tax liabilities	3,605	4,595
Other non-current liabilities	3,605	3,957
Total liabilities	998,431	848,215

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

1.   ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(b)   VIE arrangements between the Company's PRC subsidiaries (continued)

(iii)   *Risks in relation to VIE structure (continued)*

	For the Six Months Ended June 30,	
	2025	2024
	RMB	RMB
Third-party revenues	**1,021,265**	1,189,793
Inter-company cost[a]	**(345,738)**	(410,127)
Third-party cost	**(282,288)**	(372,992)
Gross Profit	**393,239**	406,674
Operating expenses	**(430,688)**	(489,422)
Other income	**3,317**	27,870
Loss before income tax	**(34,132)**	(54,878)
Income tax benefits	**937**	3,073
Net loss	**(33,195)**	(51,805)
Net loss attributable to noncontrolling interests	**16**	695
Net loss attributable to the Company	**(33,179)**	(51,110)

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

1.   ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(b)   VIE arrangements between the Company's PRC subsidiaries (continued)

(iii)   Risks in relation to VIE structure (continued)

	For the Six Months Ended June 30,	
	2025	2024
	RMB	RMB
Purchases of goods and services from Group Companies[a]	**(270,608)**	(412,408)
Operating activities with external parties	**387,030**	300,668
Net cash provided by/(used in) operating activities	**116,422**	(111,740)
Purchases of short-term investments	**(1,269,555)**	(606,432)
Proceeds of maturities of short-term investments	**1,221,195**	680,235
Other investing activities with external parties	**(24)**	13,156
Net cash (used in)/provided by investing activities	**(48,384)**	86,959
Capital contribution from shareholders	**—**	18,342
Net cash provided by financing activities	**—**	18,342
Net increase/(decrease) in cash, cash equivalents and restricted cash	**68,038**	(6,439)
Cash, cash equivalents and restricted cash at beginning of the period	**497,791**	358,635
Cash, cash equivalents and restricted cash at end of the period	**565,829**	352,196

(a)   VIEs have incurred RMB330.1 million and RMB380.0 million in fees related to services provided by the WFOEs and WFOEs concurrently recognized the same amounts as revenues for the six months ended June 30, 2025 and 2024, respectively. For the six months ended June 30, 2025 and 2024, the total amount of such service fees that VIEs paid to the relevant WFOEs under the relevant agreements was RMB270.6 million and RMB412.4 million, respectively. Unsettled balance of such transactions was RMB216.2 million and RMB136.2 million as of June 30, 2025 and December 31, 2024, respectively.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(b) VIE arrangements between the Company's PRC subsidiaries (continued)

(iii) Risks in relation to VIE structure (continued)

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and can have assets transferred out of the VIEs and their subsidiaries. Therefore, the Company considers that there are no assets in the VIEs and their subsidiaries that can be used only to settle obligations of the VIEs and their subsidiaries, except for the registered capital of the VIEs and their subsidiaries amounting to approximately RMB41.5 million and RMB41.6 million as of June 30, 2025 and December 31, 2024, respectively. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the VIEs and their subsidiaries. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs.

(c) Liquidity

The Group incurred net income of RMB62.4 million and net losses of RMB246.4 million for the six months ended June 30, 2025 and 2024, respectively. Net cash used in operating activities was RMB163.7 million and RMB392.0 million for the six months ended June 30, 2025 and 2024, respectively. Accumulated deficit was RMB8,815.7 million and RMB8,877.9 million as of June 30, 2025 and December 31, 2024, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities and attract investors' investments.

Historically, the Group has relied principally on both operational sources of cash and non-operational sources of financing from investors to fund its operations and business development. The Group's ability to continue as a going concern is dependent on management's ability to successfully execute its business plan, which includes revenues while controlling operating expenses, as well as generating operational cash flows and continuing to gain support from outside sources of financing. In March 2021, with the completion of its initial public offering on New York Stock Exchange, the Group received net proceeds of RMB4,838.2 million. In April 2021, the underwriters exercised their option to purchase additional American depositary shares ("ADSs") and the Company received net proceeds of RMB15.1 million. Moreover, the Group can adjust the pace of its operation expansion and control the operating expenses. As of June 30, 2025 and December 31, 2024, the Group had RMB3,198.5 million and RMB3,999.2 million of cash and cash equivalents, RMB809.6 million and RMB320.1 million of current and non-current term deposits, RMB811.8 million and RMB538.8 million of short-term investments and RMB0.9 million and RMB0.9 million of restricted cash, respectively. As of June 30, 2025 and December 31, 2024, the Group had RMB3,652.5 million and RMB3,960.0 million of net current assets respectively. Based on the above considerations, the Group believes the cash and cash equivalents, term deposits and short-term investments are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the issuance of the unaudited condensed interim consolidated financial information. The Group's unaudited condensed interim consolidated financial information has been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying unaudited condensed interim consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The unaudited condensed interim consolidated financial information has been prepared on the same basis as the audited consolidated financial statements as of December 31, 2024 and for the year ended December 31, 2024. In the opinion of management, all adjustments, consisting of normal recurring adjustments necessary for the fair statement of results for the periods presented, have been included. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year or any other interim period.

The unaudited condensed interim consolidated financial information and related disclosures have been prepared with the presumption that users of the unaudited condensed interim consolidated financial information should be read in conjunction with the audited consolidated financial statements as of December 31, 2024 and for the year ended December 31, 2024. The condensed interim consolidated balance sheet at December 31, 2024 has been derived from the audited financial statements at that date for interim reporting purpose and hence it does not include all the information and footnotes required by U.S. GAAP.

(b) Principles of consolidation

The unaudited condensed interim consolidated financial information includes the financial information of the Company, its subsidiaries, the VIEs and subsidiaries of the VIEs for which the Company are the primary beneficiary.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

Consolidated VIEs are entities in which the Company, or its subsidiaries, through contractual arrangements, have the power to direct the activities that most significantly impact the entities' economic performance, bear the risks of and enjoy the rewards normally associated with ownership of the entity. Therefore, the Company has a controlling financial interest in each VIE, is the primary beneficiary of each entity, and consolidates each VIE (and the VIE subsidiaries) under U.S. GAAP (ASC 810).

All transactions and balances among the Company, its subsidiaries, the consolidated VIEs and subsidiaries of the VIEs have been eliminated upon consolidation.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c) Use of estimates

The preparation of the Group's unaudited condensed interim consolidated financial information in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the unaudited condensed interim consolidated financial information and accompanying notes. Significant accounting estimates include but are not limited to the assessment of the allowance for credit losses on trade receivables and goodwill impairment assessment.

(d) Functional currency and foreign currency translation

The Group uses Renminbi ("RMB") as its reporting currency. The functional currency of the Company and its overseas subsidiaries is United States dollars ("US$"). The functional currency of the Group's PRC entities is RMB.

In the unaudited condensed interim consolidated financial information, the financial information of the Company and other entities located outside of the PRC has been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the periodic average exchange rate. Translation adjustments are reported as foreign currency translation adjustments and are shown as a component of other comprehensive (loss)/income in the unaudited condensed interim consolidated statements of operations and comprehensive income/(loss).

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in exchange (losses)/gains in the unaudited condensed interim consolidated statements of operations and comprehensive income/(loss).

(e) Fair value measurements

Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e) Fair value measurements (continued)

The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation techniques are observable or unobservable. The hierarchy is as follows:

- Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

- Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

- Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Accounting guidance also describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, term deposits, short-term investments, trade receivables, other receivables, long-term investment, amounts due from/to related parties, accounts payable and accrued liabilities, lease liabilities and other current liabilities. As of June 30, 2025 and December 31, 2024, the carrying values of cash and cash equivalents, restricted cash, term deposits, short-term investments, trade receivables, amounts due from/to related parties, other receivables, accounts payable and accrued liabilities and other current liabilities approximate their respective fair values due to their short-term duration.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(g) Term deposits

Term deposits are the balances placed with the banks with original maturities over three months. The term deposits are unsecured and carry fixed interest per annum for the periods presented.

(h) Short-term investments

Short-term investments mainly include investments in financial instruments with a variable interest rate indexed to performance of underlying assets. In accordance with ASC 825 – "Financial Instruments", the Group elected the fair value method at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reported as investment income in the unaudited condensed interim consolidated statements of operations and comprehensive income/(loss).

(i) Current expected credit losses

In 2016, the Financial Accounting Standards Board ("FASB") issued ASC Topic 326, which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses.

The Group's trade receivables, amount due from related parties and other receivables included in prepayments and other current assets and other non-current assets are within the scope of ASC Topic 326. The Group has identified the relevant risk characteristics of its customers and the related receivables which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into portfolio groups. For each portfolio group, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group's receivables. Additionally, external data and macroeconomic factors are also considered. They are assessed at each quarter based on the Group's specific facts and circumstances.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i) Current expected credit losses (continued)

The Group's trade receivables consist primarily of amounts due from advertising agencies and direct advertising customers. The Group recorded RMB28.1 million reversal of credit loss and RMB24.1 million in expected credit loss expense for the six months ended June 30, 2025 and 2024, respectively. The following table sets out movements of the allowance for expected credit losses on trade receivables, amount due from related parties and other receivables for the six months ended June 30, 2025 and 2024 (in thousands):

	For the Six Months Ended June 30,	
	2025	2024
	RMB	RMB
Beginning balance	**152,027**	124,856
(Reversal of)/Additional allowance for credit losses, net of recoveries	**(28,147)**	24,133
Recovery of write-off	**195**	—
Ending balance	**124,075**	148,989

(j) Long-term investment, net

The Company's long-term investments consist of investments in privately held companies. For those investments over which the Group does not have significant influence and without readily determinable fair value, the Group records them at cost, less impairment, and plus or minus subsequent adjustments for observable price changes (referred to as the measurement alternative). Under this measurement alternative, changes in the carrying value of the equity investments are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. The subsequent adjustments are recorded as investment income in the unaudited condensed interim consolidated statements of operations and comprehensive income/(loss).

Management regularly evaluates the equity investments for impairment based on performance and financial position of the investees as well as other evidence of market value. Such evaluation includes, but not limited to, reviewing the investees' cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in the unaudited condensed interim consolidated statements of operations and comprehensive income/ (loss) equal to the excess of the investment's cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k)   Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

(l)   Revenue recognition

The Group adopted ASC 606 – "Revenue from Contracts with Customers" for all periods presented. According to ASC 606, revenue is recognized as the control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group's performance:

• provides all of the benefits received and consumed simultaneously by the customer;

• creates and enhances an asset that the customer controls as the Group performs; or

• does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

Contracts with customers may include multiple performance obligations. For such arrangements, the Group allocates revenue to each performance obligation based on its relative standalone selling price. The Group generally determines standalone selling prices based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin or adjusted market assessment approach, depending on the availability of observable information. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgements on these assumptions and estimates may impact the revenue recognition.

Trade receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l) Revenue recognition (continued)

If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents the contract liability when the payment is made or a receivable is recorded (whichever is earlier). A contract liability is the Group's obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

Paid membership services

The Group generates revenue through paid membership services on its community where users pay a membership fee to access premium content library for a fixed time period. The Group is determined to be the primary obligor and accordingly, the Group records revenue on a gross basis, and the revenue sharing to the content providers is recorded as cost of revenues.

The Group offers a membership service which provides subscription members' access right to premium content. Membership periods generally range from one month to twelve months. Membership service represents a stand ready obligation to provide the paid content service and the customer simultaneously receives and consumes the benefits as the Group provide such services throughout the membership period. The receipt of membership fees is initially recorded as contract liabilities and revenue is recognized ratably over the membership period as services are rendered.

Users who are undecided about or otherwise do not need paid memberships can pay retail prices to access the premium content. This on-demand access option supplements the membership programs as an additional revenue stream and provides flexibility to the users. The Group determined that the retail purchase consists of two performance obligations: the content and the hosted connection for content online playback ("online hosting"). The transaction price is allocated between the two performance obligations based on the relative standalone selling price. The purchased content usually has no expiry period unless otherwise stated. As the Group does not have further obligation after making the content available to the user for content performance obligation, the revenue from content performance obligation is recognized at the time of purchase for pre-recorded content and at the time of completion of live streaming for live streaming content. The online hosting performance obligation is satisfied over the viewing period of the customers. Accordingly, the Group recognizes the revenue over the estimated benefit periods. The revenue derived from retail purchases is not significant for the six months ended June 30, 2025 and 2024.

The Group also provides discount coupons to its customers for use in purchasing online paid contents and treated as a reduction of consideration.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)   Revenue recognition (continued)

Marketing services

The Group derives its marketing services revenues principally from advertising services and content-commerce solution services.

Advertising revenues are derived principally from advertising contracts with customers where the customers pay to place their advertisements on the Group's community over a particular period of time. Such formats generally include but are not limited to launched screen advertisements, in-app bannered advertisements and feed advertisements.

Content-commerce solution services are online marketing solutions that are seamlessly integrated into our regular content operations. The Group provides content-commerce solutions services to expose the designated content to a more targeted audience.

The Group recognizes marketing services revenue based on the satisfied performance obligations and defers the recognition of revenue for the estimated value of the undelivered elements until the remaining performance obligations have been satisfied. When all of the elements within the arrangement are delivered uniformly over the agreement period, the revenues are recognized on a straight-line basis over the contract period. The primary services and pricing models of marketing services are summarized as below:

Cost-per-mille ("CPM") model

Under the CPM model, the unit price for each display is fixed and stated in the contract with customers or auction-based. The Group charges merchants and brands when the advertisements are displayed. The Group recognizes revenue based on the unit prices and the number of displays upon occurrence of display, provided all revenue recognition criteria have been met.

Cost-by-click ("CPC") model

Under the CPC model, the unit price for each click is auction-based. The Group charges merchants and brands on a per-click basis, when the users click on the advertisements or the designated content. Given that the unit price is determined after bidding, the Group recognizes revenue based on clicks and unit price upon the occurrence of a click, provided all revenue recognition criteria have been met.

Cost-per-day ("CPD") model

Under the CPD model, a contract is signed to establish a fixed price for the marketing services to be provided over a period of time. Given the customers benefit from the display of the advertisement or designated content evenly, the Group recognizes revenue on a straight-line basis over the period of display, provided all revenue recognition criteria have been met.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l) Revenue recognition (continued)

Sales rebate to certain customers

Certain customers may receive sales rebates, which are accounted for as variable consideration. The Group estimates annual expected revenue volumes of each individual customer with reference to their historical results. The sales rebate reduces revenues recognized. The Group recognizes revenue for the amount of fees it receives from its advertisers, after deducting sales rebates and net of value-added tax ("VAT"). The Group believes that there will not be significant changes to its estimates of variable consideration.

Vocational training revenue

The Group offers various types of vocational trainings, which cover practical training courses focusing on acquisition of specific skills, professional qualification exam preparation courses, vocational language exam preparation courses, and other vocational training courses. The Group's vocational training courses primarily consist of pre-recorded audio-video courses and live online training courses. Course fees are generally collected in advance and are initially recorded as a contract liability. Revenue is recognized proportionately over the relevant period in which the training courses are delivered.

Other revenues

The Group's other revenues are primarily generated from the sales of the Group's private label products and book series, and other activities. Other revenues are recognized when control of promised goods or services is transferred to the customers, which generally occurs upon the acceptance of the goods or services by the customers. Pursuant to ASC 606-10-55-39, for arrangements where the Group is primarily responsible for fulfilling the promise to provide the goods or services, is subject to inventory risk, and has latitude in establishing prices and selecting suppliers, revenues are recorded on a gross basis. Otherwise, revenues are recorded on a net basis.

Nonmonetary transactions

The Group enters into nonmonetary transactions with certain advertising service providers whereby each party of these transactions would place counter parties' advertisement on their own platform. Revenue from these nonmonetary transactions is recognized when an advertising service is provided as discussed above and the expense related to the advertising activities is recognized over the duration of display. The Group uses the fair value of the goods or services received when measuring the non-cash consideration for advertising service revenue earned. The Group will only measure the non-cash consideration indirectly by reference to the standalone selling price of the goods or services surrendered if the fair value of the goods or services received is not reasonably estimable. The amount of revenue recognized for nonmonetary transactions was not material for the six months ended June 30, 2025 and 2024.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l) Revenue recognition (continued)

Principal expedients and exemptions

The transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied, has not been disclosed, as substantially all of the Group's contracts have a duration of one year or less.

The Group recognizes an asset for the incremental costs of obtaining a contract if those costs are expected recoverable. The Group elects to expense certain costs to obtain a contract as incurred when the expected recover period is one year or less.

(m) Cost of revenues

Cost of revenues consist primarily of cloud service and bandwidth costs, staff costs including share-based compensation, content and operational cost, payment processing cost and other direct costs related to the operation of business. These costs are charged to the unaudited condensed interim consolidated statements of operations and comprehensive income/(loss) as incurred.

(n) Selling and marketing expenses

Selling and marketing expenses consist primarily of promotion and advertising expenses, staff costs including share-based compensation and other daily expenses which are related to the selling and marketing departments.

(o) General and administrative expenses

General and administrative expenses consist of staff costs including share-based compensation expenses and related expenses for employees involved in general corporate functions, including accounting, finance, tax, legal and human resources and costs associated with these functions such as depreciation of related facilities and equipment, traveling and general expenses, professional service fees and other related expenses.

(p) Research and development expenses

Research and development expenses mainly consist of staff costs including share-based compensation expenses, expenses incurred for new technology and product development and product enhancements, rental expenses incurred associated with research and development departments.

For those websites and platforms of applications, the Group expenses all costs incurred for the preliminary project stage and post implementation-operation stage of development, and costs associated with repair or maintenance of the existing platform. Costs incurred in the application development stage are capitalized and amortized over the estimated useful life. Since the amount of the Group's research and development expenses qualifying for capitalization has been immaterial, as a result, all website and software development costs have been expensed in "research and development expenses" as incurred.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q) Share-based compensation

Under the 2012 incentive compensation plan (the "2012 incentive plan") and the 2022 incentive plan (the "2022 incentive plan"), collectively the "Zhihu Employee Incentive Plan" or the "Plan", share-based compensation benefits are granted to employees, including share options and restricted shares. The Company accounts for share-based compensation benefits granted to employees in accordance with ASC 718 Stock Compensation. Information relating to the plan is set out in Note 16.

Prior to the completion of the IPO, the Company used the discounted cash flow method to determine the underlying equity fair value of the Company and adopted an equity allocation model to determine the fair value of the underlying ordinary share. After the completion of the IPO, the Company has used share prices as the fair value of the underlying ordinary share. The determination of estimated fair value of share options on the grant date using binomial option-pricing model is affected by the fair value of the Company's ordinary shares as well as assumptions in relation to a number of complex and subjective variables. These variables include the expected value volatility of the Company over the expected term of the awards, actual and projected employee share option exercise behaviors, a risk-free interest rate and expected dividends, if any. The determination of estimated fair value of restricted shares is based on the fair value of the Company's ordinary shares on the grant date. The market price of the Company's publicly traded ADSs is used as an indicator of fair value for the Company's ordinary shares.

The fair value of share-based compensation benefits granted under the Plan is recognized as an employee benefits expense with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the share-based compensation benefits granted.

The total expense is recognized over the vesting period, over which all the specified vesting conditions are to be satisfied, using a graded vesting method. The Group accounts for forfeitures in the period they occur as a reduction to expense.

(r) Net income/(loss) per share

Net income/(loss) per share is computed in accordance with ASC 260, "Earnings per Share". The two-class method is used for computing earnings per share in the event the Group has net income available for distribution. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Class A ordinary share and Class B ordinary share have the same rights in dividend. Therefore, basic and diluted income/(loss) per share are the same for both classes of ordinary shares. Net income/(losses) are not allocated to other participating securities as they are not obligated to share the income/(losses) based on their contractual terms.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(r) Net income/(loss) per share (continued)

Basic net income/(loss) per share is computed by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period, adjusted for treasury stock. Diluted net income/(loss) per share is calculated by dividing net income/ (loss) attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the periods. Ordinary equivalent shares are calculated using as if converted method or the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted net loss per share calculation when inclusion of such share would be anti-dilutive.

(s) Treasury stock

The Company accounted for those shares repurchased as treasury stock at cost in accordance with ASC 505-30, Treasury Stock, and is shown separately in the shareholders' equity as the Company has not yet decided on the ultimate disposition of those shares acquired. At retirement of the treasury shares, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between additional paid-in capital and retained earnings. Refer to Note 18 for details.

(t) Segment reporting

Operating segments are defined as components of an enterprise engaging in business activities for which separate financial information is available that is regularly evaluated by the Group's chief operating decision makers ("CODM"). Based on the criteria established by ASC 280 "Segment Reporting", the Group's CODM has been identified as the Chief Executive Officer.

The Group's CODM regularly reviews entity-wide operating results and reviews consolidated revenues and net income/(loss) when making decisions about allocating resources and assessing performance of the Group as a whole, and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. The Group's long-lived assets are substantially all located in the PRC and substantially all the Group's revenues are derived from within the PRC, therefore, no geographical segments are presented.

The Group's CODM does not review any information regarding total assets on a reportable segment basis. For the operating results of segment provided to and reviewed by the Group's CODM, please refer to the unaudited condensed interim consolidated statements of operations and comprehensive income/(loss).

(u) Dividends

Dividends are recognized when declared. No dividends were declared or paid for the six months ended June 30, 2025 and 2024.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(v) Recently adopted accounting pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU No. 2023-09 requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as additional information on income taxes paid. The guidance is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Group does not expect to adopt ASU No.2023-09 early and is currently evaluating the impact of adopting this standard on its unaudited condensed interim consolidated financial information.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement (Topic 220): Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40). ASU No. 2024-03 requires publicly-traded business entities to disclose specified information about the components of certain costs and expenses that are currently disclosed in the financial statements. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group does not expect to adopt ASU No. 2024-03 early and is currently evaluating the impact of adopting this standard on its unaudited condensed interim consolidated financial information.

3. CONCENTRATIONS AND RISKS

(a) Foreign currency exchange rate risk

In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the US$, and the RMB appreciated by more than 20% against the US$ over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the US$ remained within a narrow band. Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. The appreciation of the RMB against the US$ was approximately 0.4% and 2% in the six months ended June 30, 2025 and in the year ended 2021, respectively. The depreciation of the RMB against the US$ was approximately 1%, 2% and 9% in 2024, 2023 and 2022, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

(b) Credit and concentration risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, term deposits, restricted cash, trade receivables, other receivables and short-term investments. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk.

As of June 30, 2025, substantially all of the Group's cash and cash equivalents, term deposits and short-term investments were held in state-owned or reputable financial institutions in the PRC and reputable international financial institutions outside of the PRC.

Trade receivables are typically unsecured and are generally derived from customers. No customer represented greater than 10% of the Group's total revenues for the six months ended June 30, 2025.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

3. CONCENTRATIONS AND RISKS (CONTINUED)

(b) Credit and concentration risk (continued)

Three customers account for greater than 10% of the Group's trade receivables as of June 30, 2025.

No supplier represented greater than 10% of the Group's total purchases for the six months ended June 30, 2025, and no supplier accounted for greater than 10% of the Group's accounts payable as of June 30, 2025.

(c) Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group's cash and cash equivalents, term deposits, short-term investments and restricted cash denominated in RMB that are subject to such government controls amounted to RMB2,805.3 million and RMB2,807.9 million as of June 30, 2025 and December 31, 2024, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People's Bank of China (the "PBOC"). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

4. TRADE RECEIVABLES

Trade receivables consisted of (in thousands):

	As of June 30, 2025 RMB	As of December 31, 2024 RMB
Trade receivables, gross	474,936	568,158
Provision of allowance for expected credit losses	(118,249)	(147,522)
Trade receivables, net	356,687	420,636

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

4.   TRADE RECEIVABLES (CONTINUED)

An aging analysis based on the relevant recognition dates is as follows (in thousands):

	As of June 30, 2025 RMB	As of December 31, 2024 RMB
0-3 months	273,483	259,250
3-6 months	46,668	67,422
6-12 months	33,507	47,821
Over 1 year	121,278	193,665
Trade receivables, gross	474,936	568,158

5.   PREPAYMENTS AND OTHER CURRENT ASSETS

The following is a summary of prepayments and other current assets as of June 30, 2025 and December 31, 2024 (in thousands):

	As of June 30, 2025 RMB	As of December 31, 2024 RMB
Deductible input value-added tax	9,721	4,994
Prepayment for promotion and advertising expense and other operation expenses	27,441	37,019
Other receivables related to exercise of share options and vesting of restricted shares	4,601	5,332
Prepaid content costs	26,373	32,764
Interest income receivables	23,842	23,624
Rental and other deposits	10,675	22,666
Inventories	28,185	30,957
Others	6,633	6,090
Total	137,471	163,446

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

6.   SHORT-TERM INVESTMENTS

As of June 30, 2025, the Group's short-term investments consisted of wealth management products, which contain a variable interest rate.

The following is a summary of short-term investments (in thousands):

	As of June 30, 2025 RMB	As of December 31, 2024 RMB
Structured deposits	—	2,000
Wealth management products	811,783	536,816
Total	811,783	538,816

During the six months ended June 30, 2025 and 2024, the Group recorded investment income related to short-term investments of RMB31.2 million and RMB33.8 million in the unaudited condensed interim consolidated statements of operations and comprehensive income/(loss), respectively.

7.   PROPERTY AND EQUIPMENT, NET

The following is a summary of property and equipment, net (in thousands):

	As of June 30, 2025 RMB	As of December 31, 2024 RMB
Electronic equipment	16,663	17,363
Office equipment and furniture	6,709	6,706
Leasehold improvements	21,803	21,471
Total	45,175	45,540
Less: Accumulated depreciation	(38,314)	(37,050)
Net book value	6,861	8,490

Depreciation expenses were RMB2.2 million and RMB2.4 million for the six months ended June 30, 2025 and 2024, respectively.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

8. INTANGIBLE ASSETS, NET

The following is a summary of intangible assets, net (in thousands):

	As of June 30, 2025		
	Gross carrying value RMB	Accumulated amortization RMB	Net carrying value RMB
Software	6,653	(2,759)	3,894
License	54,905	(54,905)	—
Content	38,300	(29,053)	9,247
Brand name	48,000	(16,217)	31,783
Technology	7,500	(5,063)	2,437
Others	9	(9)	—
Total	155,367	(108,006)	47,361

	As of December 31, 2024		
	Gross carrying value RMB	Accumulated amortization RMB	Net carrying value RMB
Software	6,516	(2,429)	4,087
License	54,905	(54,905)	—
Content	38,300	(25,223)	13,077
Brand name	48,000	(13,817)	34,183
Technology	7,500	(4,313)	3,187
Others	9	(9)	—
Total	155,230	(100,696)	54,534

Amortization expenses were RMB7.3 million and RMB9.8 million for the six months ended June 30, 2025 and 2024, respectively. No impairment charge was recognized for any of the periods presented.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

9. LONG-TERM INVESTMENT, NET

The Group's long-term investments consist of investments in privately held companies, which was accounted for using the measurement alternative (Note 2(j)). The following table summarizes the changes in the Group's long-term investments for the six months ended June 30, 2025 and 2024 (in thousands):

	For the Six Months Ended June 30,	
	2025	2024
	RMB	RMB
Balance at the beginning of the period	**51,176**	44,621
Additions	**215**	6,555
Disposals	**(2,441)**	—
Fair value re-measurement	**116,416**	—
Balance at the end of the period	**165,366**	51,176

During the six months ended June 30, 2025, the Group identified an observable price change in the disposals of certain portion of its investments in a privately held company, which were deemed as orderly transactions for the identical or similar investment of the same issuer. Accordingly, the remaining investments held by the Group in that privately held company were re-measured at fair value as of the date that the observable transaction occurred. The Group recognized RMB116.4 million unrealized gains as a result of re-measuring the fair value, which is reported as investment income in the unaudited condensed interim consolidated statements of operations and comprehensive income/(loss).

10. LEASES

The Group's leasing activities primarily consist of operating leases for offices. The Group adopted ASC 842 effective January 1, 2018. ASC 842 requires lessees to recognize right-of-use assets and lease liabilities on the balance sheet. The Group has applied the available practical expedient to not recognize short-term leases with lease terms of one year or less on the balance sheets.

As of June 30, 2025 and December 31, 2024, the Group recorded right-of-use assets of approximately RMB56.6 million and RMB7.2 million and lease liabilities of approximately RMB68.3 million and RMB19.1 million, respectively, for operating leases as a leasee.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

10. LEASES (CONTINUED)

Supplemental cash flow information related to operating leases was as follows (in thousands):

	For the Six Months Ended June 30,	
	2025 **RMB**	2024 RMB
Cash payments for operating leases	**14,521**	19,900
Right-of-use assets obtained in exchange for operating lease liabilities	**68,107**	—

Future lease payments under operating leases as of June 30, 2025 were as follows (in thousands):

	As of June 30, 2025 **RMB**
Remainder of 2025	**30,916**
2026	**23,700**
2027	**16,542**
Total future lease payments	**71,158**
Less: imputed interest	**(2,868)**
Total lease liabilities	**68,290**

The weighted-average remaining lease term was 1.96 years and 0.57 years as of June 30, 2025 and December 31, 2024, respectively.

The weighted-average discount rate used to determine the operating lease liability as of June 30, 2025 and December 31, 2024 was 4.75% and 4.75%, respectively.

Operating lease expenses for the six months ended June 30, 2025 and 2024 were RMB14.2 million and RMB18.9 million, respectively, which excluded expenses of short-term contracts. Short-term lease expenses for the six months ended June 30, 2025 and 2024 were RMB2.4 million and RMB3.5 million, respectively.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

An aging analysis of accounts payable and accrued liabilities is as follows (in thousands):

	As of June 30, 2025 RMB	As of December 31, 2024 RMB
0-3 months	629,134	658,987
3-6 months	69,258	83,724
6-12 months	48,160	82,946
Over 1 year	9,857	10,031
Total	756,409	835,688

Accrued liabilities primarily reflect receipts of goods and services that have not yet been invoiced to the Group. When the Group is invoiced for these goods and services, this balance will be reclassed to accounts payable. Aging analysis of accounts payable has been presented based on billing date and the amounts of accrued liabilities were categorized as 0-3 months.

12. OTHER CURRENT LIABILITIES

The following is a summary of other current liabilities as of June 30, 2025 and December 31, 2024 (in thousands):

	As of June 30, 2025 RMB	As of December 31, 2024 RMB
Payable of deposits	18,961	18,621
Accrued VAT tax payable	30,986	43,544
Payable to the users	23,049	22,665
Payable of employee benefits	5,230	8,326
Reimbursement from the depositary bank	28,634	28,754
Others	11,468	10,045
Total	118,328	131,955

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

13. CONTRACT LIABILITIES

Contract liabilities primarily relate to the payments received for marketing services, paid membership service and vocational training in advance of revenue recognition. Due to the generally short-term duration of the relevant contracts, the majority of the performance obligations are satisfied within one year. The amount of revenue recognized that was included in the contract liabilities balance at the beginning of the period was RMB199.0 million and RMB255.4 million for the six months ended June 30, 2025 and 2024, respectively.

14. TAXATION

(a) Value-added tax ("VAT")

The Group's subsidiaries, consolidated VIEs and VIEs' subsidiaries incorporated in China are subject to statutory VAT rate of 6% for services rendered and 9% or 13% for goods sold.

(b) Income taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company in the Cayman Islands to their shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment 2018/2019 onwards, the subsidiaries in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2 million, and 16.5% on any part of assessable profits over HK$2 million. The payments of dividends by these companies to their shareholders are not subject to any Hong Kong withholding tax.

China

Under PRC Enterprise Income Tax ("EIT") Law, foreign-invested enterprises ("FIEs") and domestic companies are subject to a unified EIT rate of 25%. Preferential tax treatments will continue to be granted to FIEs or domestic companies which conduct businesses in certain encouraged sectors and to otherwise classified as "Software Enterprises", "Key Software Enterprises" and/or "High and New Technology Enterprises" ("HNTEs"). The Enterprise Income Tax Law became effective on January 1, 2008. The aforementioned preferential tax rates are subject to annual review by the relevant tax authorities in China. Three subsidiaries of the Company were accredited as HNTEs and are entitled to a preferential income tax rate at 15% for the six months ended June 30, 2025 and 2024. All other major PRC incorporated entities of the Group were subject to a 25% income tax rate for the six months ended June 30, 2025 and 2024.

The components of income tax expenses/(benefits) for the six months ended June 30, 2025 and 2024 are as follows (in thousands):

	For the Six Months Ended June 30,	
	2025 **RMB**	2024 *RMB*
Current income tax expenses/(benefits)	**542**	(3,954)
Deferred income tax expenses/(benefits)	**27,904**	(1,825)
Total	**28,446**	(5,779)

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

15. ORDINARY SHARES

The Company was incorporated on May 17, 2011 with an authorized share capital of US$50,000 divided into 50,000 ordinary shares of US$1 each, of which 10 ordinary shares had been issued. Zhihu Holdings Inc. and Innovation Works Holdings Limited, companies organized under the laws of the British Virgin Islands, held 80% and 20% of total equities of the Company, respectively.

After several issuances, share splits and repurchases of certain shares held by investors prior to 2019, the Company had 58,808,070 of ordinary shares issued and outstanding as of December 31, 2018.

In March 2021, the Company completed the IPO. Immediately prior to the completion of the IPO, the Company's authorized share capital was changed into US$200,000 divided into 1,600,000,000 shares comprising (i) 1,500,000,000 Class A ordinary shares of a par value of US$0.000125 each, (ii) 50,000,000 Class B ordinary shares of a par value of US$0.000125 each, and (iii) 50,000,000 shares of a par value of US$0.000125 each of such class or classes (however designated) as the board of directors may determine in accordance with the Company's post – offering memorandum and articles of association. Immediately prior to the completion of the IPO, all of the Company's issued and outstanding preferred shares and ordinary shares were converted into, and re-designated and re-classified, as Class A ordinary shares on a one-for-one basis, except that the 19,227,592 shares beneficially owned by Mr. Yuan Zhou continue to be Class B ordinary shares.

During the IPO, the Company sold a total of 55,000,000 ADSs, with two ADSs representing one Class A ordinary share of the Company with par value of US$0.000125 per share. In addition, the Company sold and issued 13,157,892 Class A ordinary shares in the concurrent private placements to certain investors based on the IPO price of US$9.50 per ADS. The Company received a total of approximately US$737.1 million (RMB4.8 billion) of net proceeds after deducting the underwriter commissions and relevant offering expenses.

In April 2021, the underwriters exercised their option to purchase 259,904 additional ADSs and the Company received a total of approximately US$2.3 million (RMB15.1 million) of net proceeds after deducting the underwriter commissions.

In June 2022, 50,000,000 shares were designated as Class A ordinary shares of a par value of US$0.000125 each. As a result, the Company had 1,600,000,000 authorized shares in total, comprising (i) 1,550,000,000 Class A ordinary shares of a par value of US$0.000125 each, (ii) 50,000,000 Class B ordinary shares of a par value of US$0.000125 each.

On May 10, 2024, the Company effected a change in the ratio of our ADSs to Class A ordinary shares from two ADSs representing one Class A ordinary share to a new ratio of one ADS representing three Class A ordinary shares.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

16. SHARE-BASED COMPENSATION

In June 2012, the Company established 2012 Incentive Plan, which permits the grant of options, and restricted shares of the Company to relevant directors, officer and other employees of the Company and its affiliates. In June 2022, the maximum number of shares that may be issued under the 2012 incentive compensation plan was 44,021,165 Class A ordinary shares.

In June 2022, the Company established 2022 Incentive Plan, which permits the grant of options, and restricted shares of the Company to relevant directors, officer, employees and consultants of the Company and its affiliates. The maximum number of shares that may be issued under the 2022 Incentive Plan is the sum of (i) the maximum of 13,042,731 shares which may be issued pursuant to awards in the form of options, and (ii) the maximum of 26,085,463 shares and such number of shares equivalent to the unused portion of the 2012 Incentive Plan as at the expiry of such plan, which may be issued pursuant to awards in the form of restricted shares.

Under the 2012 Incentive Plan, during 2012 and 2013, options or restricted shares granted are subject to both service conditions and the occurrence of an initial public offering ("IPO") as a performance condition, which are measured at the grant date fair value.

After 2013, participants are granted options or restricted shares which only vest if certain service conditions are met. Participation in the 2012 Incentive Plan is at the board's discretion, and no individual has a contractual right to participate in the 2012 Incentive Plan or to receive any guaranteed benefits. Options issued under the 2012 Incentive Plan are valid and effective for 10 years from the grant date.

Majority of the share options shall be subject to different vesting schedules of three, three and a half or four years from the vesting commencement date, subject to the participant continuing to be an employee through each vesting date. For vesting schedule of three years, 25% of the granted share options are vested on the vesting commencement date; and 75% of the granted shares options are vested in equal monthly installments over the following thirty-six (36) months. For vesting schedule of three and a half years, 25% of the granted share options are vested on the 6-month anniversary of the vesting commencement date; and 75% of the granted shares options are vested in equal monthly installments over the following thirty-six (36) months. For vesting schedule of four years, 25% of the granted share options are vested on the first anniversary from the vesting commencement date; and 75% of the granted shares options are vested in equal monthly installments over the following thirty-six (36) months or vested in equal yearly installments over the following three years. Majority of the restricted shares shall be vested in equal yearly installments over the four years from the vesting commencement date.

Employees' share-based compensation awards are measured at the grant date fair value of the awards and recognized as expenses (a) for share options granted with only service conditions, using the graded vesting method, net of actual forfeitures, over the vesting period; or (b) for share options granted with service conditions and performance condition, the share-based compensation expenses are recorded when the performance condition is considered probable using the graded vesting method. Where the occurrence of an IPO is a performance condition, cumulative share-based compensation expenses for the options that have satisfied the service condition should be recorded upon the completion of the IPO.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

16. SHARE-BASED COMPENSATION (CONTINUED)

Share options activities

The following table presents a summary of the Company's options activities for the six months ended June 30, 2025 and 2024:

	Number of Options *in thousands*	Weighted Average Exercise Price *US$*	Weighted Average Remaining Contractual Life
Outstanding as of January 1, 2025	**3,424**	**4.32**	**4.29**
Granted	—	—	
Exercised	**(39)**	**0.83**	
Forfeited	—	—	
Outstanding as of June 30, 2025	**3,385**	**4.36**	**3.82**
Exercisable as of June 30, 2025	**3,385**	**4.36**	**3.82**
Outstanding as of January 1, 2024	3,836	3.88	5.44
Granted	—	—	—
Exercised	(279)	0.02	
Forfeited	(5)	5.93	
Outstanding as of June 30, 2024	3,552	4.18	4.85

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

16. SHARE-BASED COMPENSATION (CONTINUED)

Restricted shares activities

The following table presents a summary of the Company's restricted shares activities for the six months ended June 30, 2025 and 2024:

	Number of Restricted Shares in thousands	Weighted Average Grant Date Fair Value US$
Unvested as of January 1, 2025	22,983	3.21
Granted	673	1.13
Vested	(2,096)	2.42
Forfeited	(3,441)	1.83
Unvested as of June 30, 2025	18,119	3.49
Unvested as of January 1, 2024	22,538	3.91
Granted	7,748	1.52
Vested	(1,195)	4.35
Forfeited	(3,617)	3.39
Unvested as of June 30, 2024	25,474	3.23

As of June 30, 2025, the weighted average remaining contractual life of outstanding restricted shares is 7.61 years.

The total expenses recognized in profit or loss in respect of the share-based compensation under the Plan were RMB23.3 million and RMB14.2 million for the six months ended June 30, 2025 and 2024, respectively.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

17. NET INCOME/(LOSS) PER SHARE

Basic and diluted income/(loss) per share have been calculated in accordance with ASC260 for the six months ended June 30, 2025 and 2024. Shares issuable for little consideration have been included in the number of outstanding shares used for basic and diluted income/(loss) per share.

	For the Six Months Ended June 30,	
	2025	2024
Numerator (RMB in thousands):		
Net income/(loss)	**62,372**	(246,391)
Net loss/(income) attributable to noncontrolling interests	**16**	(1,194)
Net income/(loss) attributable to ordinary shareholders	**62,388**	(247,585)
Denominator:		
Weighted average number of ordinary shares outstanding, basic	**242,622,911**	280,403,026
Weighted average number of ordinary shares outstanding, diluted	**247,329,829**	280,403,026
Net income/(loss) per share, basic (RMB)	**0.26**	(0.88)
Net income/(loss) per share, diluted (RMB)	**0.25**	(0.88)

Basic and diluted income/(loss) per ordinary share are computed using the weighted average number of ordinary shares outstanding during the periods. Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

The following ordinary shares equivalents were excluded from the computation of dilutive net loss per share to eliminate any antidilutive effect:

	For the Six Months Ended June 30,	
	2025	2024
Share options and restricted shares	**—**	1,582,160

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

18.   TREASURY STOCK

On June 10, 2022, the Company's annual general meeting approved a share repurchase program of up to US$100 million for the next 12 months. On June 30, 2023, the Company's annual general meeting approved to extend the share repurchase program until June 10, 2024. On June 26, 2024, the Company's annual general meeting approved to extend the share repurchase program until June 26, 2025. The share repurchase program was extended until June 25, 2026, which was approved by the Company's annual general meeting held on June 25, 2025.

As of June 30, 2025, the Company has repurchased a total of 31.1 million Class A ordinary shares on both the New York Stock Exchange and HKEX under the program for a total consideration of US$66.5 million and these repurchased shares were canceled as of June 30, 2025. In addition, as of June 30, 2025, the Company has repurchased a total of 18.6 million Class A ordinary shares for a total consideration of US$27.9 million to be utilized upon vesting of restricted shares in future.

19.   COMMITMENTS AND CONTINGENCIES

Commitments

Upon the adoption of ASC 842, future minimum lease payments for operating lease as of June 30, 2025 are disclosed in Note 10.

Litigation

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group's financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group's view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of June 30, 2025 and December 31, 2024.

20.   FAIR VALUE MEASUREMENT

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, term deposits, short-term investments, trade receivables, other receivables, long-term investment, amounts due from/to related parties, accounts payable and accrued liabilities, lease liabilities and other current liabilities.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

20. FAIR VALUE MEASUREMENT (CONTINUED)

The following table sets forth the financial instruments, measured at fair value by level within the fair value hierarchy as of June 30, 2025 and December 31, 2024 (in thousands):

		Fair value measurement at reporting date using		
Items	Fair Value as of June 30, 2025 RMB	Quoted Prices in Active Market for Identical Assets (Level 1) RMB	Significant Other Observable Inputs (Level 2) RMB	Unobservable inputs (Level 3) RMB
Assets				
Short-term investments	811,783	—	811,783	—
Long-term investment, net	165,151	—	—	165,151

		Fair value measurement at reporting date using		
Items	Fair Value as of December 31, 2024 RMB	Quoted Prices in Active Market for Identical Assets (Level 1) RMB	Significant Other Observable Inputs (Level 2) RMB	Unobservable inputs (Level 3) RMB
Assets				
Short-term investments	538,816	—	538,816	—

As of June 30, 2025, the Group's short-term investments consisted of wealth management products. The rates of interest under these investments were determined based on quoted rate of return provided by financial institutions at the end of each year/period. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurement.

As of June 30, 2025, the Group's long-term investments consist of investments in privately held companies, which was accounted for using the measurement alternative (Note 2(j)). Equity investments accounted for using the measurement alternative are generally not categorized in the fair value hierarchy. However, if equity investments without readily determinable fair values were re-measured or impaired, they were classified within Level 3 in the fair value hierarchy because the Group estimated the value of the instruments based on valuation methods using the observable transaction price at the transaction date or other unobservable inputs.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

21.   RELATED PARTY TRANSACTIONS

During the periods presented, other than disclosed elsewhere, the Group mainly had the following related party transactions:

Names of the major related parties	Nature of relationship
Tencent Holdings Limited and its subsidiaries (the "Tencent Group")	A shareholder that has significant influence over the Group
Kuaishou Technology and its subsidiaries (the "Kuaishou Group")	A shareholder that has significant influence over the Group
Beijing ModelBest Intelligent Technology Co., Ltd. ("ModelBest") and its subsidiaries	An investee of the Group
Beijing Radio and Television Station ("BRTS")	A shareholder of the Company's VIE

(a)   Significant transactions with related parties

The following table presents significant transactions with related parties for the six months ended June 30, 2025 and 2024 (in thousands):

	For the Six Months Ended June 30,	
	2025	2024
	RMB	RMB
Services purchased from related parties		
Tencent Group[(i)]	**11,029**	11,365
Kuaishou Group[(ii)]	**16,745**	29,208
BRTS	**1,415**	1,887
Services provided to related parties[(iii)]		
Tencent Group	**11,822**	5,603
Kuaishou Group	**9,002**	6,168
ModelBest	**327**	2,014

(i)   Services purchased from Tencent Group primarily related to payment services and cloud and bandwidth services.

(ii)   Services purchased from Kuaishou Group primarily related to marketing services and cloud and bandwidth services.

(iii)   Services provided to Tencent Group and Kuaishou Group primarily related to marketing services.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

21. RELATED PARTY TRANSACTIONS (CONTINUED)

(b) Balances with related parties

The following table presents balances with related parties as of June 30, 2025 and December 31, 2024 (in thousands):

	As of June 30, 2025 RMB	As of December 31, 2024 RMB
Amount due from related parties		
Tencent Group	**8,187**	6,601
Kuaishou Group	**12,670**	11,313
ModelBest[i]	**—**	23,674
Amount due to related parties		
Tencent Group	**3,603**	4,863
Kuaishou Group	**471**	1,962
BRTS	**1,415**	—

(i)   The balance mainly represents expenditures paid by the Group on behalf of ModelBest.

The transactions and balances with related parties are all trade in nature.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

22. SEGMENT INFORMATION

The Group's organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but not limited to, customer base, products and technology. The Group's operating segments are based on such organizational structure and information reviewed by the Group's CODM to evaluate the operating segment results. The Group has internal reporting of revenue, cost and expenses by nature as a whole. Hence, the Group has only one operating segment.

The accounting policies of the single segment are the same as described in the significant accounting policies. The Group's CODM reviews cost and expenses at the consolidated level as disclosed in the unaudited condensed interim consolidated statements of operations and comprehensive income/(loss). Key revenue streams are as below (in thousands):

	For the Six Months Ended June 30,	
	2025	2024
	RMB	RMB
Marketing services	**419,737**	674,521
Paid membership	**819,848**	882,376
Vocational training	**156,631**	279,069
Others	**50,343**	58,707
Total revenues	**1,446,559**	1,894,673

Substantially all revenues are derived from China based on the geographical locations where services are provided to customers. In addition, the Group's long-lived assets are substantially all located in China, and the amount of long-lived assets attributable to any individual other country is not material. Therefore, no geographical segments are presented.

23. SUBSEQUENT EVENT

The Group evaluated subsequent events through August 27, 2024, and there was no subsequent event which had a material impact on the Group.

Interim Report 2025 83

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

24. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Interim Financial Information is prepared in accordance with U.S. GAAP, which differs in certain respects from International Financial Reporting Standards ("IFRS"). The effects of material differences between the Historical Financial Information prepared under U.S. GAAP and IFRS are as follows (in thousands):

	Six months ended June 30, 2025			
Unaudited condensed interim consolidated statements of operations and comprehensive income/(loss)	**Amounts as reported under US GAAP**	**IFRS adjustments**		**Amounts as reported under IFRS**
		Equity investments using the measurement alternative (Note(a))	**Others (Note(b))**	
	RMB	*RMB*	*RMB*	*RMB*
Cost of revenues	(547,272)	—	(63)	(547,335)
Selling and marketing expenses	(646,887)	—	31	(646,856)
Research and development expenses	(287,549)	—	(126)	(287,675)
General and administrative expenses	(108,460)	—	353	(108,107)
Finance cost	—	—	(1,453)	(1,453)
Investment income	160,185	(128,957)	—	31,228
Fair value changes in investments	—	2,427	—	2,427
Net income/(loss)	62,372	(126,530)	(1,258)	(65,416)
Net income/(loss) attributable to Zhihu Inc.'s shareholders	62,388	(126,530)	(1,258)	(65,400)

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

24. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

Unaudited condensed interim consolidated statements of operations and comprehensive loss	Amounts as reported under US GAAP	Equity investments using the measurement alternative (Note(a))	Others (Note(b))	Amounts as reported under IFRS
		IFRS adjustments		
	RMB	*RMB*	*RMB*	*RMB*
Cost of revenues	(794,650)	—	158	(794,492)
Selling and marketing expenses	(894,939)	—	(136)	(895,075)
Research and development expenses	(406,679)	—	396	(406,283)
General and administrative expenses	(207,024)	—	1,264	(205,760)
Finance cost	—	—	(652)	(652)
Net loss	(246,391)	—	1,030	(245,361)
Net loss attributable to Zhihu Inc.'s shareholders	(247,585)	—	1,030	(246,555)

Six months ended June 30, 2024

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

24. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

As of June 30, 2025

Unaudited condensed interim consolidated Balance Sheet	Amounts as reported under US GAAP	IFRS adjustments			Amounts as reported under IFRS
		Equity investments using the measurement alternative (Note(a))	Others (Note(b))	Reclassifications (Note(c))	
	RMB	RMB	RMB	RMB	RMB
Right-of-use assets	56,560	—	(688)	—	55,872
Long-term investments, net	165,366	—	—	—	165,366
Total assets	5,746,532	—	(688)	—	5,745,844
Additional paid-in capital	13,136,657	—	(7,957)	15,062,603	28,191,303
Accumulated other comprehensive income	3,914	—	—	495,936	499,850
Accumulated deficit	(8,815,734)	—	7,269	(15,558,539)	(24,367,004)
Total shareholders' equity	4,207,548	—	(688)	—	4,206,860

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

24. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

As of December 31, 2024

Unaudited condensed interim consolidated Balance Sheet	Amounts as reported under US GAAP	IFRS adjustments			Amounts as reported under IFRS
		Equity investments using the measurement alternative (Note(a))	Others (Note(b))	Reclassifications (Note(c))	
	RMB	RMB	RMB	RMB	RMB
Right-of-use assets	7,151	—	(162)	—	6,989
Long-term investments, net	51,176	126,530	—	—	177,706
Total assets	5,732,952	126,530	(162)	—	5,859,320
Additional paid-in capital	13,113,010	—	(8,689)	15,062,603	28,166,924
Accumulated other comprehensive income	12,383	—	—	495,936	508,319
Accumulated deficit	(8,877,851)	126,530	8,527	(15,558,539)	(24,301,333)
Total shareholders' equity	4,195,686	126,530	(162)	—	4,322,054

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

24. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

(a) Equity investments using the measurement alternative

Under U.S. GAAP, the Company elects to use the measurement alternative to record equity investments without readily determinable fair values at cost, less impairment, and plus or minus subsequent adjustments for qualifying observable price changes.

Under IFRS, these investments are classified as financial assets at fair value through profit or loss and measured at fair value with changes in fair value recognized through profit or loss. Fair value changes of these investments are recognized in the profit or loss.

(b) Others

Other reconciling items include differences arising from the accounting for operating leases and share-based compensation.

(i) Operating leases

Under U.S. GAAP, for operating leases, the amortization of right-of-use assets and the interest expense element of lease liabilities are recorded together as lease expenses, which results in a straight-line recognition effect in the unaudited condensed interim consolidated statements of operations and comprehensive income/(loss).

Under IFRS, all leases are accounted for like finance leases where right-of-use assets are generally depreciated on a straight-line basis while lease liabilities are measured under the effective interest method, which results in higher expenses at the beginning of the lease term and lower expenses near the end of the lease term.

(ii) Share-based compensation

Under U.S. GAAP, the Company is allowed to make an accounting policy election to account for awards forfeitures as they occur or by estimating expected forfeitures as compensation cost is recognized. The Company elects to account for forfeitures in the period they occur as a deduction to expense.

Under IFRS, in regard of forfeitures of the awards, IFRS does not allow a similar policy election as U.S. GAAP. Therefore, share-based compensation expenses shall be recognized net of estimated forfeitures.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

24.   RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

(c)   Reclassifications

Reclassifications are differences in line-item allocation under IFRS which do not affect current period total equity or net income as compared with that shown under US GAAP. They mainly comprise of balance sheet reclassifications or prior period GAAP differences that resulted in permanent reclassification differences being carried forward to opening balance, including:

(i)   *share-based compensation valuation adjustment for IPO performance condition between accumulated deficit and additional paid-in capital*

(ii)   *preferred shares are reported as mezzanine equity while these are presented as financial liabilities under IFRS*

(iii)   *issuance costs recognition adjustment between accumulated deficit and additional paid-in capital*

DEFINITIONS

"2012 Plan"	the share incentive plan our Company adopted in June 2012
"2022 Plan"	the share incentive plan conditionally approved and adopted by our Company on March 30, 2022
"ADS(s)"	American depositary share(s), each representing three Class A Ordinary Shares (upon the ADS Ratio Change taking effect from May 10, 2024). For the avoidance of doubt, prior to the ADS Ratio Change, the ratio was two ADSs representing one Class A Ordinary Share
"Articles of Association"	the articles of association of the Company, as amended from time to time
"Audit Committee"	the audit committee of the Board
"Board"	the board of Directors
"China" or "PRC"	the People's Republic of China and for the purposes of this document only, except where the context requires otherwise, references to China or the PRC exclude Hong Kong, the Macao Special Administrative Region of the People's Republic of China and Taiwan
"Class A Ordinary Share(s)"	Class A ordinary shares of the share capital of the Company with a par value of US$0.000125 each, conferring a holder of a Class A Ordinary Share one vote per Share on any resolution tabled at the Company's general meeting (save for any treasury Shares, the holders of which shall abstain from voting at the Company's general meetings for the purpose of the Listing Rules)
"Class B Ordinary Share(s)"	Class B ordinary shares of the share capital of the Company with a par value of US$0.000125 each, conferring weighted voting rights in the Company such that a holder of a Class B Ordinary Share is entitled to ten votes per Share on any resolution tabled at the Company's general meeting, save for, under the Articles, resolutions with respect to any Reserved Matters, in which case they shall be entitled to one vote per Share
"Companies Ordinance"	the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Company", "our Company", or "the Company"	Zhihu Inc. (formerly known as "Zhihu Technology Limited"), a company with limited liability incorporated in the Cayman Islands on May 17, 2011

DEFINITIONS

"Compensation Committee"	the compensation committee of the Board
"Consolidated Affiliated Entity(ies)"	entities we control through the contractual arrangements of the Group
"Corporate Governance Code" or "CG Code"	the Corporate Governance Code set out in Appendix C1 of the Listing Rules
"Corporate Governance Committee"	the corporate governance committee of the Board
"Director(s)"	the director(s) of our Company
"GAAP"	generally accepted accounting principles
"Group", "we" or "us"	the Company, its subsidiaries and the Consolidated Affiliated Entities from time to time, and where the context requires, in respect of the period prior to our Company becoming the holding company of its present subsidiaries and Consolidated Affiliated Entities, such subsidiaries and Consolidated Affiliated Entities as if they were subsidiaries and Consolidated Affiliated Entities of our Company at the relevant time
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong" or "HK"	the Hong Kong Special Administrative Region of the People's Republic of China
"IFRS"	International Financial Reporting Standards, as issued by the International Accounting Standards Board
"Latest Practicable Date"	August 27, 2025
"Listing"	the listing of the Class A Ordinary Shares on the Main Board of the Stock Exchange
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time
"Main Board"	the stock exchange (excluding the option market) operated by the Stock Exchange which is independent from and operates in parallel with the GEM of the Stock Exchange

DEFINITIONS

"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 to the Listing Rules
"Mr. Zhou"	Mr. Yuan Zhou
"Nomination Committee"	the nomination committee of the Board
"NYSE"	New York Stock Exchange
"Prospectus"	the prospectus of the Company dated April 11, 2022
"Reporting Period"	the six months ended June 30, 2025
"Reserved Matters"	those resolution matters with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to the Articles of Association, being: (i) any amendment to the memorandum or Articles of Association, including the variation of the rights attached to any class of shares, (ii) the appointment, election or removal of any independent non-executive Director, (iii) the appointment or removal of the Company's auditors, and (iv) the voluntary liquidation or winding-up of the Company
"RMB"	Renminbi yuan, the lawful currency of China
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Share(s)"	the Class A Ordinary Shares and Class B Ordinary Shares in the share capital of the Company, as the context so requires
"Share Incentive Plans"	the 2012 Plan and the 2022 Plan
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"subsidiary" or "subsidiaries"	has the meaning ascribed thereto in section 15 of the Companies Ordinance
"treasury Shares"	has the meaning ascribed to it under the Listing Rules

DEFINITIONS

"United States" or "U.S."	the United States of America, its territories, its possessions and all areas subject to its jurisdiction
"US$"	United States dollars, the lawful currency of the United States
"U.S. GAAP"	United States generally accepted accounting principles
"weighted voting right" or "WVR"	has the meaning ascribed to it under the Listing Rules
"WVR Beneficiary"	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Zhou, being the beneficial owner of the Class B Ordinary Shares which carry weighted voting rights, details of which are set out in the section headed "Share Capital" in the Prospectus
"WVR Structure"	has the meaning ascribed to it in the Listing Rules
"%"	percent